    As filed with the Securities and Exchange Commission on October 26, 2001
                                                       Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------
                            CRESCENT BANKING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                   Georgia                                       58-1968323
       (State or Other Jurisdiction of                        (I.R.S. Employer
       Incorporation or Organization)                      Identification Number)

                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                        J. Donald Boggus, Jr., President
                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  ------------
                                   Copies to:

                            Ralph F. MacDonald, III
                                 Mark C. Kanaly
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424
                           Telephone: (404) 881-7000
                           Facsimile: (404) 881-7777

                                  ------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ------------
                        CALCULATION OF REGISTRATION FEE

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                                           Proposed
        Title Of Shares                Maximum Aggregate                   Amount Of
       To Be Registered                Offering Price(1)               Registration Fee
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         Common Stock,
 $1.00 par value per share.....           $7,500,000                        $1,875

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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                                  ------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 26, 2001

PROSPECTUS

                            CRESCENT BANKING COMPANY

                             Up to           Shares
                                of Common Stock

  We are offering for sale to the general public up to      shares of our
common stock. This offering will terminate 60 days after the date of this prospectus, although we may extend this offering for one 30 day period in our discretion. No underwriters are involved in this offering.

  Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CSNT." The last reported sale price of our common stock on October 25, 2001 was $15.00 per share.

                                   --------

  Investing in our common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus.

                                   --------

                                                     Price                Net
                                                       to    Estimated  Proceeds
                                                     Public Expenses(2)  to Us
                                                     ------ ----------- --------
Per Share(1)........................................ $        $          $
  Total............................................. $        $          $

--------------
(1) Per share data assumes that we sell all of the shares of our common stock offered by this prospectus.
(2) Estimated expenses include legal, accounting, printing and postage costs related to this offering. These expenses also include the reimbursement by us of reasonable expenses incurred by our officers and directors who assist us in this offering.


   Our common stock is not a deposit and is not insured by the FDIC or any government agency.
 Neither the Securities and Exchange Commission, the
 FDIC, nor any state securities commission has approved or disapproved our common stock or passed upon the accuracy or adequacy of this prospectus.
 Any representation to the contrary is a criminal offense.


                 The date of this prospectus is         , 2001.

                               TABLE OF CONTENTS

Important Information About this Prospectus...............................    i
Notice to New Hampshire Residents.........................................    i
Summary...................................................................    1
Risk Factors..............................................................    5
Special Notice Regarding Forward-Looking Statements.......................   13
Use of Proceeds...........................................................   14
Market Information and Dividends..........................................   15
Capitalization............................................................   17
Information About this Offering...........................................   18
Our Company...............................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Transactions with Related Parties.........................................   40
Supervision and Regulation................................................   40
Shares Eligible for Future Sale...........................................   50
Description of Our Capital Stock..........................................   51
Legal Matters.............................................................   53
Experts...................................................................   53
Indemnification...........................................................   54
This Prospectus Incorporates Information by Reference to Other Documents..   55
Where You Can Find More Information.......................................   55
Index to Consolidated Financial Statements................................  F-1

                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date.

   In this prospectus, the words "we," "us" and "our" refer to the combined entities of Crescent Banking Company and its wholly owned subsidiaries, Crescent Bank & Trust Company and Crescent Mortgage Services, Inc. The words "Crescent," "Crescent Bank" and "CMS" refer to the individual entities of Crescent Banking Company, Crescent Bank & Trust Company and Crescent Mortgage Services, Inc., respectively.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

   NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED (THE "RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                                    SUMMARY

   The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. We urge you to read this entire prospectus, as well as the information that we incorporate by reference into this prospectus, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

                                    General

   Our company is made up of the following three entities:

  . Crescent, the parent holding company of Crescent Bank and CMS;

  . Crescent Bank, a community-focused commercial bank with substantial mortgage banking operations; and

  . CMS, a mortgage banking company.

   We conduct nearly all of our business through Crescent Bank and CMS. As of June 30, 2001, we had total consolidated assets of approximately $341 million, total deposits of approximately $197 million, total consolidated liabilities, including deposits, of $320 million and consolidated shareholders' equity of approximately $20 million.

                                    Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve System under the Federal Bank Holding Company Act of 1956 and with the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns CMS.

                        Our Commercial Banking Business

   We conduct our traditional commercial banking business through Crescent Bank, a Georgia banking corporation founded in August 1989. Crescent Bank began wholesale mortgage banking operations in February 1993. Through Crescent Bank, we offer a broad range of banking and financial services in the areas surrounding Jasper, Georgia, and in Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. We offer wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States.

   Our commercial banking operations are primarily retail-oriented and target individuals and small- to medium-sized businesses located within Crescent Bank's market area. Crescent Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans.

   Crescent Bank is a member of the FDIC with its deposits insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

                         Our Mortgage Banking Business

   We originate, sell and service mortgage loans through CMS and Crescent Bank's mortgage division. We incorporated CMS in October 1994 to service mortgage loans. CMS is an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services in the Southeast, Northeast and Midwest regions of the United States and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland.

   Crescent Bank and CMS acquire mortgage loans primarily from small retail-oriented originators. We "warehouse" nearly all of the mortgage loans that we originate in the secondary market for 10 to 30 days before selling them to Freddie Mac, Fannie Mae and private investors. In some cases, we retain the servicing rights on these loans and receive servicing fees. We fund our purchases of mortgage loans through loan sales, warehouse lines of credit with UBS PaineWebber

Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and funds generated by Crescent Bank.

                              Recent Developments

   We currently expect to complete a separate private placement of up to $3.5 million of trust preferred securities prior to the completion of this offering. In connection with the private placement, we expect to also pay down our existing loan from The Bankers Bank, Atlanta, Georgia, and replace that loan with a new $2.6 million line of credit with The Bankers Bank, and to immediately borrow the full $2.6 million available under this new line of credit. We expect to use the proceeds of this offering to, among other things, repay this line of credit. See "Use of Proceeds."

                        Our Principal Executive Offices

   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

   Our internet website is located at www.crescentbank.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not included in and are not a part of this prospectus.

                        Information About this Offering

   The following information:

  . is based on the number of shares of our common stock outstanding as of June 30, 2001;

  . assumes that we offer and sell 575,000 shares of our common stock at a price of $13.00 per share, based upon an estimated price range as of the date of this prospectus of $12.00 to $14.00 per share;

  . assumes that we are able to sell all of the shares of our common stock offered by this prospectus; and

  . excludes 498,000 shares reserved for issuance under our stock option plans, of which 86,600 shares were issuable upon the exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $9.68 per share.

 Common stock offered by this prospectus........ 575,000 shares

 Common stock outstanding before this offering.. 1,828,922 shares

 Common stock outstanding after this offering... 2,403,922 shares

 Use of proceeds................................ Of the approximately $7.4 million of net proceeds to us:

                                                 . we will retain approximately
                                                   $3 million as capital to
                                                   satisfy regulatory
                                                   requirements;

                                                 . we will use approximately
                                                   $2.6 million to repay
                                                   indebtedness that we expect
                                                   to be outstanding under our
                                                   line of credit with The
                                                   Bankers Bank, following our
                                                   private placement of up to
                                                   $3.5 million of trust
                                                   preferred securities; and

                                                 . we will use the remaining
                                                   $1.8 million for working
                                                   capital and other general
                                                   corporate purposes,
                                                   including future growth and
                                                   potential acquisitions.

 Our plan of distribution....... No underwriters are involved in this offering.
                                 Our directors and officers will solicit offers
                                 to purchase our common stock. Our directors
                                 and officers will not receive any commissions
                                 for these activities, but we will reimburse
                                 their reasonable expenses.

 How to purchase shares......... This offering will terminate 60 days after the date of this prospectus, although we may
                                 extend the offering termination date for one
                                 30 day period. If you would like to purchase
                                 shares in this offering, then prior to the
                                 termination date you must complete the
                                 subscription agreement that accompanies this
                                 prospectus and deliver it to us together with
                                 a check to cover the purchase price of your
                                 shares.

 Nasdaq SmallCap Market symbol.. CSNT

                             SUMMARY FINANCIAL DATA

   The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this prospectus or otherwise incorporated in this prospectus.

                                                                              For the Six
                                                                                Months
                                For the Year Ended December 31,              Ended June 30
                          -----------------------------------------------  ------------------
                           1996      1997      1998      1999      2000      2000      2001
                          -------  --------  --------  --------  --------  --------  --------
                                        (in thousands, except per share data)
Earnings
Interest income.........  $ 5,334  $  7,595  $ 12,965  $ 15,144  $ 17,550  $  7,419  $ 14,128
Interest expense........    2,162     3,253     6,079     8,277     8,959     3,592     7,082
Net interest income.....    3,172     4,342     6,886     6,867     8,591     3,827     7,046
Provision for loan
 losses.................      --        191       153       190       500       235       230
Net interest income
 after provision for
 loan losses............    3,172     4,151     6,733     6,677     8,091     3,592     6,816
Other operating income..    4,009     6,204    15,223    14,580     8,991     3,700    10,620
Other operating
 expenses...............    6,205     8,436    17,129    19,244    15,564     7,227    12,436
Net income before income
 taxes..................      976     1,919     4,827     2,013     1,518        65     5,000
Applicable income
 taxes..................      393       766     1,740       720       474        19     1,883
Net income..............      583     1,153     3,087     1,293     1,044        46     3,117

Segment pretax income
Commercial Banking......      266       464       671       822     1,333       591       585
Mortgage Banking........      798     1,643     4,640     1,599       370      (368)    4,696

Per Share Data
Net income--basic
 earnings...............  $  0.42  $   0.82  $   1.85  $   0.76  $   0.59  $   0.03  $   1.72
Net income--diluted
 earnings...............     0.41      0.80      1.80      0.71      0.57      0.03      1.68
Period-end book value...  $  5.47  $   6.17  $   8.34  $   8.47  $   8.71  $   8.35  $  11.13
Cash dividends..........  $ 0.025  $  0.125  $  0.165  $   0.23  $   0.30  $  0.145  $  0.155
Weighted average number
 of shares outstanding..    1,404     1,406     1,666     1,712     1,774     1,774     1,817

Selected Average
 Balances
Total Assets............   62,454  $ 88,959  $143,103  $187,560  $199,149  $190,980  $334,045
Loans net...............   26,048    32,520    38,150    46,791    75,229    64,257    96,905
Total Deposits..........   47,085    60,827    84,393   103,974   125,585   110,221   198,123
Shareholders' equity....    7,370     8,159    11,928    14,838    15,304    14,780    18,948

Selected Period-End
 Balances
Total Assets............  $74,652  $104,546  $199,244  $175,753  $242,089  $206,207  $340,689
Loans, net..............  $28,165  $ 36,136  $ 40,629  $ 53,213  $ 91,561  $ 75,726  $103,551
Allowance for loan
 losses.................      336       515       699       865     1,351     1,088     1,446
Mortgage loans held for
 sale...................   32,997    49,399   128,410    87,284   108,848    76,814   162,560
Total deposits..........   55,746    75,681   100,602   110,307   162,168   122,266   196,818
Other borrowings........    7,397    14,308    74,756    45,677    54,947    55,592   104,589
Shareholders' equity....    7,674     9,010    14,338    14,861    15,801    14,680    20,292

Financial ratios:
 Return on average
  assets................     0.93%     1.30%     2.16%     0.69%     0.52%     0.05%     1.87%
 Return on average
  equity................     7.91%    14.13%    25.88%     8.71%     6.82%     0.62%    32.90%
 Average earnings assets
  to average total
  assets................    84.04%    87.13%    92.00%    88.39%    87.16%    79.08%    93.05%
 Average loans to
  average deposits......    55.32%    53.46%    45.21%    45.00%    59.90%    58.30%    48.91%
 Average equity to
  average total assets..    11.80%     9.17%     8.34%     7.91%     7.68%     7.74%     5.67%
 Net interest margin....     6.00%     5.60%     5.23%     4.14%     4.95%     5.70%     4.61%
 Net charge offs to
  average loans.........     0.80%     0.03%     0.08%     0.05%     0.02%     0.02%     0.14%

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones that may be important to you. Our business, financial condition and results of operations could be harmed by any of these risks. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Commercial Banking Business

 Local Economic Conditions Strongly Affect Crescent Bank's Business

   Crescent Bank is a community bank operating in the market area comprised of Jasper, Georgia and the nearby areas of Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. Many of these markets are near the northern outer perimeter of the Atlanta metropolitan area and are affected by the Atlanta economy. Crescent Bank's financial condition and performance are strongly affected by the economic conditions in this market area, and its ability to diversify and manage economic risks is limited by the performance of these local economies. Any significant downturn in these local economies or the Atlanta economy will likely affect Crescent Bank's loan demand as well as the value of the collateral that secures these loans. Crescent Bank's market area is primarily retail-oriented and its operations are dependent upon local individuals and small- to medium-sized businesses. As a result, Crescent Bank may face greater lending and credit risks than financial institutions lending to larger, better-capitalized businesses with longer operating histories.

 Crescent Bank Faces Credit Quality Risks and Its Credit Policies May Not Be Sufficient

   A significant source of risk for Crescent Bank arises from the possibility that losses will result because borrowers, guarantors and related parties fail to repay their loans. Although Crescent Bank maintains credit policies and underwriting and credit monitoring procedures, these policies and procedures may not prevent unexpected losses that could harm Crescent Bank's and our consolidated results of operations.

 Crescent Bank's Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient

   Crescent Bank manages its credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. Crescent Bank has established an evaluation process designed to determine the adequacy of the allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon experience, judgment, and expectations regarding Crescent Bank's borrowers, the economies in which Crescent Bank and its borrowers operate, as well as the judgments of its regulators. We cannot assure you that Crescent Bank's loan loss reserves will be sufficient to absorb future loan losses or prevent a harmful effect on its business, profitability or financial condition.

 Inflation and Changes in Prices and Interest Rates Affect Crescent Bank More than Most Companies

   Inflation generally increases the cost of funds and operating overhead, as well as the yield on loans and assets with variable interest rates. Unlike most industrial companies, virtually all of a financial institution's assets and liabilities are monetary in nature. As a result, inflation and changes in interest rates generally have a more significant effect on the performance of a financial institution like Crescent Bank than on other companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally are accompanied by increases in interest rates. In addition, inflation increases Crescent Bank's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments, mortgages and mortgage servicing rights and loans held, and may harm Crescent Bank's liquidity, earnings, and shareholders' equity. Typically, increases in, and high levels of, interest rates have significant adverse effects on the value and profitability of our mortgage banking business.

Risks Related to Our Mortgage Banking Business

 We May Be Unable to Maintain Stable Funding Sources

   Our mortgage banking operations, carried out through CMS and Crescent Bank's mortgage division, depend upon warehouse lines of credit from UBS PaineWebber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and other financing sources, to fund the origination and holding of mortgage loans pending resale and securitization. We cannot give any assurance that these financing sources will continue to be available to us or that they will be available to us on favorable terms. If these warehouse lines of credit are reduced or eliminated and we are not able to replace them on a cost-effective basis, then we would be forced to reduce or cease our mortgage origination business, which would harm our operations and financial condition.

 Our Business is Strongly Affected by General Economic Conditions

   The market area of our mortgage banking business is geographically broader than our commercial banking business and consists of the Southeast, Midwest and the New England regions of the United States. CMS' operations primarily rely on small- to medium-sized mortgage brokers and mortgage bankers in these areas. We can give no assurance that the current economic performance in these market areas or increases in interest rates will be sustained, and any significant downturn in the local economies of these market areas will likely have a negative affect on loan demand and the value of the collateral that secures these loans.

   Economic slowdowns or recessions in our market areas may be accompanied by reduced demand for consumer credit and declining real estate values in these areas, which may in turn result in an increased possibility of loss in the event of default. Any sustained period of decreased economic activity and increased delinquencies, foreclosures or losses could harm our growth and the results of our mortgage banking operations. The September 11, 2001 terrorist attacks on New York City and Washington, D.C. and the United States' resulting war on terrorism have slowed the economy and created uncertainty and reduced confidence in the economy. We cannot predict the effect, extent or duration of these events upon us and our business. The reductions in interest rates by the Federal Reserve since September 11, 2001 have had a positive effect on our mortgage refinancing business to date.

 We Rely on Third Parties to Originate Loans

   We depend on independent mortgage brokers, financial institutions and mortgage bankers to originate and purchase mortgage loans. Our ability to increase the number of loans that we originate depends on maintaining and expanding our relationships with these third parties. Our competition also seek to establish relationships with these third parties, none of whom is contractually obligated to continue to do business with us. If we are unable for any reason to rely on these third parties, we may be unable to replace them, or may be required to replace them on less favorable terms. As a result, our mortgage origination would suffer. In addition, our business may be harmed by competition from and among these third parties and other third party mortgage originators and purchasers of mortgage loans.

 We Rely on Third Parties to Service Our Loans

   We currently contract for the servicing of some of the mortgage loans that we originate or purchase. Many of our borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. If any of the third party servicers of our loans provide inadequate or untimely service, including failure to provide notices and other information to borrowers on a timely basis, then the delinquency or foreclosure rate of our loans may increase, which would harm our mortgage business.

 We May Not Be Able to Resell the Mortgage Loans that We Originate

   We sell nearly all of the mortgage loans that we originate. Our ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans, which, in turn, depends on the continuation of programs that are currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, like Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws or regulations, including changes in required capital levels, that limit the activity of these government-sponsored enterprises could harm our business and prevailing spreads in the market for mortgage loans and mortgage servicing rights.

   Our ability to sell mortgage loans also depends on our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. The criteria for mortgage loans to be accepted under these programs may be changed by the sponsoring entity, and if we lose our eligibility for any reason, or if our eligibility is impaired, then our business would suffer. Our profitability from participating in any of these programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying mortgage loans.

 We May Suffer Losses from Defaulted Mortgage Loans, Even If We Have Already Sold Them

   We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 10 to 30 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan.

   We are subject to liabilities and risks if we breach our representations and warranties related to mortgage loans that we sell to Fannie Mae, Freddie Mac or private parties. We may suffer losses as a servicer of loans if the proceeds from a foreclosure sale of the property underlying a defaulted loan are less than the loan's outstanding principal balance and the costs of foreclosing on the related property.

   We are also affected by loan defaults and deficiencies on mortgage loans that we service. Under our servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when the loan payments are delinquent. To protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule, even if sufficient escrow account funds are unavailable. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. The servicer must also bear the costs of attempting to collect on defaulted and delinquent loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time the amounts due to us may or may not be recovered.

 Fluctuations in Interest Rates May Affect Our Levels of Mortgage Originations, Refinancings and Prepayments

   As interest rates increase, mortgage originations and refinancings generally tend to decrease. Inflation, which generally causes interest rates to increase, would therefore likely reduce our earnings from these activities as well as from our sale of residential mortgage loans in the secondary market. A substantial and sustained increase in, or high level of, interest rates could harm our ability to originate and purchase mortgage loans and would be expected to decrease loan origination volume and the value of these loans in the secondary market. A significant decline in interest rates could increase the level of loan prepayments and we could be forced to write down the value of our mortgage servicing rights, which would harm our business.

   We attempt to reduce potential interest rate risks on mortgage loans that we originate through various "hedging" techniques, including forward contracts to sell our loans in the secondary market and options to deliver a mortgage-backed security to the secondary market. Our management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. We can give no assurance that these hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which we could incur significant losses after accounting for our hedging activities.

 The Mortgage Banking Business is Seasonal

   The mortgage banking industry is generally subject to seasonal variations. These variations reflect the national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. The magnitude of these variations is beyond our control and could harm our business.

Risks Related to Our Business Generally

 The Terrorist Attacks of September 11, 2001, and the United States' Response to Those Attacks, May Affect Our Business

   The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have resulted in a general economic slowdown that may adversely affect both our commercial banking and mortgage banking businesses. Specifically, this slowdown has caused a decrease in our production of mortgage and other loan production, and economic activity and employment have declined since that attack.

   As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service is afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of the borrower's active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they enter into their loans, we cannot predict the effect that the Relief Act will have on our mortgage and commercial loans. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on many of our loans for an indefinite period. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty.

 The Sources and Amounts of Our Revenues and Earnings Vary Between Our Commercial Banking and Mortgage Banking Businesses Depending upon Changes in and Levels of Interest Rates

   In an environment of low interest rates, such as the current environment, the revenues from our mortgage banking business generally increase as lower interest rates often encourage people to purchase a new home or refinance an existing one. Conversely, our commercial banking business, and the interest rate spread between the interest rates we must pay to attract deposits and the interest rates we are able to charge on our loans, may be harmed by declines in, or low levels of, interest rates.

   In an environment of high interest rates, the revenues from our commercial banking business will often increase as interest rate spreads widen, while the revenues from our mortgage banking business will tend to decrease. The net effect of this inverse relationship is that our aggregate revenues during one of these periods is likely not to be as high as one of our competitors who only operate in either the commercial banking sector or mortgage banking sector, and not in both.

 We Rely on Our Executive Officers, Who Would Be Difficult to Replace

   Our success depends, and is expected to continue to depend, on our executive officers. In particular, we rely on J. Donald Boggus, Jr., the President and Chief Executive Officer of each of Crescent and Crescent Bank, and Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage division. Our growth will continue to place significant demands on our management, and the loss of either of these persons' services could harm our future operations. If we lose the services of either of these persons, we likely would have a difficult time finding suitable replacements.

 We Face Strong Competition

   The commercial and mortgage banking businesses are highly competitive and fragmented. Crescent Bank and CMS compete with a variety of financial institutions, many of which have much greater resources and lending limits, more diversified markets and larger branch networks, and are able to offer similar and additional services more efficiently than we can. We compete with these institutions both in attracting deposits and in making loans. We generally have to attract our customer base from other existing financial institutions and from new residents in our market areas. Many of our competitors are well-established and much larger financial institutions, and we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

 Our Business is Highly Regulated

   Our success depends not only on competitive factors but also on state and federal regulations affecting banks, mortgage companies and mortgage banks, savings and loan associations, and bank and savings and loan holding companies generally. We operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Georgia Department. Regulation of the financial institutions industry has undergone extensive changes and recent years and continues to change. We cannot predict the impact of these changes, and the regulations now affecting us may be modified at any time. We can give no assurance that legislation or regulations will not harm our business.

 We May Be Difficult for Third Parties to Acquire or Control, Even Where Our Shareholders Are in Favor of Our Being Sold or Controlled

   Our articles of incorporation and bylaws, and the Georgia Business Corporation Code, contain provisions that could have the effect of discouraging a third party from acquiring control of us without the approval of our board of directors. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders' receiving a premium over the market price for their common stock. Among other things, these provisions:

  . authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may harm the voting or economic rights of the holders of our common stock;

  . provide for a classified board of directors of four classes, with each of the three largest classes serving staggered three year terms, so that no more than approximately one-third of our board of directors could be replaced at any annual meeting;

  . restrict the persons eligible to call a special meeting of shareholders;

  . provide that directors may be removed only for cause by the holders of two-thirds of our outstanding common stock; and

  . require that any business combination be approved by the holders of two-thirds of our outstanding common stock.

   In addition, as of September 30, 2001, our directors and officers beneficially owned approximately 584,740 shares of our common stock, representing approximately 31.15% of our total outstanding common stock. Our directors and officers are expected to purchase their pro rata number of shares in this offering, and may purchase additional shares that are not purchased by other investors. As a result of this director and officer ownership, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. See "Description of Our Capital Stock."

 We May Face Risks in Future Acquisitions

   We may engage in acquisitions or strategic mergers in the future, although we have no present arrangements or commitments for any acquisition or merger. Acquisitions involve a number of risks, including:

  . the time associated with identifying and evaluating potential acquisitions;

  . our ability to finance the acquisition and associated costs, including possible dilution to our existing shareholders;

  . the diversion of our management's attention to the integration of the assets, operations of personnel of the acquired businesses;

  . entry into new markets where we lack experience;

  . the introduction of new products and services into our business;

  . possible adverse short-term effects on our results of operations;

  . possible amortization of goodwill associated with an acquisition; and

  . the risk of loss of key employees of the acquired business.

   We may issue equity securities and other forms of common stock-based consideration in connection with future acquisitions, which could cause dilution to investors purchasing common stock in this offering. There can be no assurance that, following any future mergers or acquisition, integration efforts will be successful.

 Our Ability to Pay Dividends Is Limited

   Our primary source of funds for the payment of principal of, and interest on, our indebtedness, distributions on our trust preferred securities, and other obligations, as well as for the payment of dividends on our common stock, comes from dividends paid to us by Crescent Bank and CMS. As a result, our success and our ability to pay dividends depends upon the earnings and capital position of Crescent Bank and CMS. We presently anticipate retaining most of our earnings to support our future growth, rather than using our earnings to pay dividends to our shareholders.

   Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital and sufficient capital at each of our subsidiaries. In addition, Crescent Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Georgia banks and banks that are regulated by the FDIC.

 Our Shareholders Do Not Have Preemptive Rights

   Holders of our common stock do not have any preemptive rights to purchase additional shares of our common stock in this or any future offering. Therefore, holders of our common stock may not be able to maintain their current percentage equity interest if we decide to issue more common stock.

Risks Related to this Offering

 There Is No Active Trading Market for Our Common Stock

   Our common stock has been listed for quotation on the Nasdaq SmallCap Market since January 1999, and an active trading market has still not developed. Even if an active trading market for our common stock does develop, we can give no assurance that it will be maintained. As a result, you may be unable to sell your shares of our common stock at an established market price, or at all, and you should be prepared to own our common stock indefinitely.

 The Market Price of our Common Stock May Fluctuate

   The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

  . future announcements concerning us, our competitors, the institutions with whom we have relationships or the financial services industry generally;

  . changes in government regulations;

  . overall volatility of the stock market and the economy generally;

  . changes in our earnings estimates developed by analysts; and

  . changes in our operating results from quarter to quarter.

   Stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may harm the market price of our common stock.

   In addition, the market price of our common stock may change during this offering, as well as during the periods before and after this offering. As a result, you may purchase shares of our common stock in this offering at a price that is higher or lower than the prevailing market price of our common stock at the time of your purchase or decision to purchase. Neither the offering price nor the market price of our common stock may fairly reflect the actual value of our common stock. The market price of our common stock may change in ways that are unrelated to our business and operating results. We can give no assurance that the market price of our common stock will not vary during and after this offering.

 Your Current Percentage Ownership May Be Diluted

   If you are a current holder of our common stock, you will suffer dilution in your percentage interest in the aggregate outstanding shares of our common stock to the extent that you do not purchase the total number of shares that would allow you to maintain the pro rata amount of your equity interest.

 Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock

   We cannot predict the effect, if any, that future sales of our common stock in the public market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the public market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

 We May Not Be Able to Sell All of the Shares in this Offering

   We are offering the shares in this offering directly to potential investors, and we will not be assisted by any underwriters. We have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We give no assurance that any particular number of shares will be sold. If all of the shares offered are not sold in the offering, then we will receive less proceeds from this offering, which may harm our future growth and financial flexibility.

 Our Management Will Have Broad Discretion to Spend a Large Portion of the Net Proceeds of This Offering and May Do So in Ways with Which You Do Not Agree

   We estimate the net proceeds to us from this offering to be approximately $7.4 million, after deducting offering expenses. We have not determined specific uses for a large portion of these net proceeds, although we presently intend to use these proceeds for working capital and general corporate purposes, including future growth and potential mergers and acquisitions. Our board of directors and management may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

   In addition, we expect to use approximately $2.6 million of the net proceeds of this offering to repay indebtedness that we expect to be outstanding under our loan or line of credit with The Bankers Bank following our expected sale of up to $3.5 million of trust preferred securities. If we are unable to complete our trust preferred securities offering, then we will not enter into this line of credit, and our management would have complete discretion in applying an additional $2.6 million of the net proceeds of this offering. See "Use of Proceeds."

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this prospectus are forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," "intend," "project," "plan," "seek," or other similar words and expressions of the future.

   These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to the following:

  . the effects of future economic conditions;

  . governmental monetary and fiscal policies, as well as legislative and regulatory changes;

  . the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

  . interest rate and credit risks;

  . the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;

  . the effect of any mergers, acquisitions or other transactions to which we or any of our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

  . the failure of assumptions underlying the establishment of reserves for possible loan losses; and

  . the information contained under the caption "Risk Factors."

   All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of this Act. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

                                USE OF PROCEEDS

   Our estimated net proceeds from this offering, assuming that all of the shares offered by this prospectus are sold, and assuming an offering price of $13.00 per share, are set forth below:

   Gross proceeds from this offering................................ $7,475,000
   Estimated offering expenses...................................... $  110,000
                                                                     ----------
     Net proceeds to us............................................. $7,365,000
                                                                     ==========

   Of these net proceeds:

  . we will retain approximately $3 million as capital to satisfy regulatory requirements;

  . we will use approximately $2.6 million to repay indebtedness that we expect to be outstanding under our line of credit with The Bankers Bank, following our completion of a private placement of up to $3.5 million of trust preferred securities; and

  . we will use the remaining approximately $1.8 million for working capital and other general corporate purposes, including future growth and potential acquisitions.

   We expect to enter into a $2.6 million line of credit with The Bankers Bank in connection with our expected completion of a separate private placement of up to $3.5 million of trust preferred securities, and we will immediately borrow the full $2.6 million available to us under the line of credit to repay the same amount borrowed under our current term loan with The Bankers Bank. Our borrowings under this new line of credit will accrue interest at the prime rate, as reported in the Money Rates section of The Wall Street Journal, minus 0.50%. Under the terms of the line of credit, we would be required to pay 12 months of interest only, due on a quarterly basis, followed by ten equal principal payments over 10 years, with interest due quarterly.

   Following the completion of this offering, and assuming that 575,000 shares of common stock offered by this prospectus are sold in this offering at a price of $13.00 per share, the ratio of our consolidated shareholders' equity to total assets on a pro forma basis as of June 30, 2001 would be approximately 8.12%. No minimum number of shares of common stock must be sold in the offering. To the extent that all of the 575,000 shares of common stock are not sold in the offering, the proceeds available to us from this offering will be reduced.

                        MARKET INFORMATION AND DIVIDENDS

Market Information

   On January 12, 1999, our common stock began trading on the Nasdaq SmallCap Market under the symbol "CSNT" at a price of $13.00 per share. On October 25, 2001, the closing price of our common stock, as quoted on the Nasdaq SmallCap Market, was $15.00.

   Prior to January 12, 1999, our common stock was not traded on any organized securities market or exchange. The last known selling price of our common stock during 1998, in what we believe were arm's-length transactions, and based on information available to us, was $12.75 per share in sales made on December 28, 1998. For the period from November 10, 1998 to December 22, 1998, based upon information known to us, the price per share of our common stock in other transactions ranged from $12.50 per share to $13.00 per share, with a weighted average price of $12.72 per share during that period. As of September 30, 2001, there were approximately 569 holders of record of our common stock.

   The following table sets forth the high, low and last sales price of our common stock on the Nasdaq SmallCap Market for the indicated periods.

                                                                   Sales Price
                                                                  Per Share of
                                                                   Our Common
                                                                      Stock
                                                                  -------------
        Period                                                     High   Low
        ------                                                    ------ ------
   2001
     Third Quarter............................................... $18.10 $10.00
     Second Quarter.............................................. $12.10 $10.50
     First Quarter............................................... $11.75 $ 9.63
   2000
     Fourth Quarter.............................................. $10.00 $9.375
     Third Quarter............................................... $12.00 $8.625
     Second Quarter.............................................. $13.75 $10.00
     First Quarter............................................... $14.75 $11.75
   1999
     Fourth Quarter.............................................. $18.00 $12.25
     Third Quarter............................................... $21.25 $17.75
     Second Quarter.............................................. $23.00 $18.00
     First Quarter*.............................................. $22.00 $13.00

---------------------
(1) First Quarter 1999 information represents the period from January 12, 1999, the date that our common stock began trading on the Nasdaq SmallCap Market, through March 31, 1999.

Dividends

   On October 19, 2001, we declared our twenty-first consecutive quarterly dividend, equal to $.0775 per share, payable on November 12, 2001 to shareholders of record on October 31, 2001.

   The following table sets forth, for the first two quarters of 2001 and the preceding two fiscal years, the dividends per share declared and paid by us:

                                                                      Dividend
           Period                                                     Per Share
           ------                                                     ---------
      2001
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0775
        First Quarter................................................  $.0775
      2000
        Fourth Quarter...............................................  $.0775
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0750
        First Quarter................................................  $.0700
      1999
      Fourth Quarter.................................................  $.0650
        Third Quarter................................................  $.0600
        Second Quarter...............................................  $.0550
        First Quarter................................................  $.0500

   Our ability to pay dividends on our common stock in the future will depend upon our earnings, financial condition, capital adequacy and need for funds, and other relevant factors, including restrictions and governmental policies and regulations. Our ability to pay dividends is subject to statutory restrictions on cash dividends that apply to Georgia business corporations, which require that, after giving effect to a dividend:

  . we must be able to pay our debts as they become due in the usual course of business; and

  . our assets must not be less than the sum of our total liabilities.

   Unless we diversify our business or acquire other financial institutions, we will have no substantial sources of income other than dividends that we may receive from Crescent Bank and CMS. Crescent Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends at any time at which its paid-in capital and appropriated retained earnings do not, in combination, equal at least 20% of its total capital stock account. In addition, the Georgia Department's current rules and regulations require prior approval before cash dividends may be declared and paid if:

  . Crescent Bank's ratio of equity capital to adjusted total assets is less than 6%;

  . the aggregate amount of dividends declared or anticipated to be declared in that calendar year exceeds 50% of Crescent Bank's net profits, after taxes but before dividends, for the previous calendar year; or

  . the percentage of Crescent Bank's loans classified as adverse as to repayment or recovery by the Georgia Department at the most recent regulatory examination of Crescent Bank exceeds 80% of its equity capital as reflected at that examination.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2001:

     (1) on an actual basis;

     (2) on a pro forma basis, to reflect:

      . our completion of a private placement of $3.5 million of trust preferred securities, including our issuance of $3.5 million of subordinate debentures to fund payments under these Securities;

      . our application of the net proceeds of that private placement, including the repayment of our existing loan from The Bankers Bank; and

      . our entering into a $2.6 million line of credit with The Bankers
        Bank and our borrowing the full amount available to us under that line of credit; and

     (3) on a pro forma as adjusted basis, to reflect:

      . the sale of 575,000 shares of our common stock in this offering at an assumed offering price of $13.00 per share; and

      . our application of the net proceeds from this offering, as described in "Use of Proceeds."

   You should read the information in this table together with the financial statements, and the related notes, and the other information contained in this prospectus.

                                                      As of June 30, 2001
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------  --------- -----------
                                                     (dollars in thousands)
Long Term Debt................................... $4,050   $2,600     $  --
Guaranteed Preferred Beneficial Interest in
 Subordinated Debentures.........................    --     3,500      3,500
Shareholders' Equity:
  Common Stock, $1.00 par value per share;
   10,000,000 shares authorized; 1,828,922 shares
   issued and outstanding, actual and pro forma;
   2,403,922 shares issued and outstanding pro
   forma as adjusted.............................  1,829    1,829      2,404
  Preferred Stock, $1.00 par value per share;
   1,000,000 shares authorized; no shares issued
   or outstanding................................    --       --         --
  Capital Surplus................................  9,205    9,205     15,995
  Retained Earnings..............................  8,608    8,608      8,608
  Treasury Stock.................................    (36)     (36)       (36)
  Accumulated Other Comprehensive Income.........    686      686        686
                                                  ------   ------     ------
    Total Shareholders Equity.................... 20,292   20,292     27,657
                                                  ------   ------     ------
    Total Capitalization......................... 24,342   26,392     31,157
                                                  ======   ======     ======

   The table above excludes 498,000 shares reserved for issuance under our stock option plans, of which 86,600 shares were issuable upon the exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $9.68 per share. Since June 30, 2001, we have granted options under our stock option plans to purchase an additional 33,500 shares at a weighted average exercise price of $10.00 per share.

                        INFORMATION ABOUT THIS OFFERING

General

   We are offering to sell up to        shares of our common stock to the
public at a price of $    per share. This offering will terminate 60 days after
the date of this prospectus, although we may extend the offering termination date for one 30 day period in our discretion. Each investor desiring to subscribe for shares in this offering must deliver to us, before the offering termination date, a completed subscription agreement and a check to cover the purchase price of his or her shares.

   In the case of our existing shareholders, subscriptions for shares are not limited to pro rata amounts, and each shareholder may subscribe for a number of shares in excess of the number of shares of the offering that would represent the pro rata amount of that shareholder's equity interest. If this offering is oversubscribed--that is, if the total subscriptions for shares exceed the total number of shares that we are offering--then we will allocate the shares to each subscriber based on the product of:

  . the total number of shares that we are offering; and

  . a fraction, the numerator of which is equal to the number of shares for which an investor has subscribed and the denominator of which is equal to total number of shares for which all investors have subscribed.

We will round any resulting fractional shares down to the nearest whole share.

   We reserve the right, in our sole discretion, to reject any subscription in whole or part, to allocate shares among subscribers, and to withdraw, cancel or modify this offering at any time without notice. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

How to Subscribe

   Each investor who desires to purchase common stock should:

    (1) complete, date and sign the subscription agreement, including the Form W-9, accompanying this prospectus;

    (2) make a check payable to "Crescent Banking Company" in the amount of
        $      for each share subscribed for in the offering; and

    (3) return the completed subscription agreement and check to us in the return envelope enclosed with this prospectus, or mail or deliver the subscription agreement and check to:

                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                        Attention: J. Donald Boggus, Jr.

   We must receive subscription agreements and checks for the purchase of our
common stock in this offering prior to 5:00 p.m. Eastern Time on          ,
2001, unless we extend this date.

Handling of Subscriptions

   We are not bound by any subscriptions to purchase our common stock unless and until we accept that subscription in writing. We will decide which subscriptions to accept within fourteen days of our receipt of the completed subscription agreement and check. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

   We will confirm all sales of our common stock in this offering. After we accept a subscription and issue a confirmation of our acceptance, Crescent Bank, as our transfer agent and registrar, will promptly issue and deliver physical certificates representing those shares of our common stock duly subscribed and fully paid.

                                  OUR COMPANY

General

   Our company is made up of the following three entities:

  . Crescent, the parent holding company of Crescent Bank and CMS;

  . Crescent Bank, a community-focused commercial bank that also engages in substantial mortgage banking operations; and

  . CMS, a mortgage banking company.

We conduct nearly all of our business through Crescent Bank and CMS.

   As of June 30, 2001, we had total consolidated assets of approximately $341 million, total deposits of approximately $197 million, total consolidated liabilities, including deposits, of $320 million and consolidated shareholders' equity of approximately $20 million. Our commercial banking and mortgage banking segments are discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve under the Federal Bank Holding Company Act of 1956 and with the Georgia Department under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns 100% of CMS, our mortgage banking company.

Our Commercial Banking Business

   We currently conduct our traditional commercial banking operations through Crescent Bank. Crescent Bank is a Georgia banking corporation that was founded in August 1989 and began its wholesale mortgage banking operations in February 1993. Crescent Bank is a member of the FDIC and its deposits are insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

   Through Crescent Bank, we provide a broad range of banking and financial services to those areas surrounding Jasper, Georgia, and wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States. As its primary market area, Crescent Bank focuses on Pickens, Bartow, Forsyth and Cherokee Counties, Georgia and nearby Dawson and Gilmer Counties, Georgia, which are situated to the north of Atlanta, Georgia. Crescent Bank's commercial banking operations are primarily retail-oriented and aimed at individuals and small- to medium-sized businesses located within its market area. While Crescent Bank provides most traditional banking services, its principal activities as a community bank are the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its target customers.

   The retail nature of Crescent Bank's commercial banking operations allows for diversification of depositors and borrowers, and Crescent Bank's management believes it is not dependent upon a single or a few customers. Crescent Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

Our Mortgage Banking Business

   We currently originate, sell and service mortgage loans through Crescent Bank's mortgage division and through CMS. We incorporated CMS as a separate subsidiary in October 1994 and it serves as an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland.

   Crescent Bank and CMS acquire mortgage loans from small retail-oriented originators located in the Southeast, Midwest and Northeast regions of the United States. We "warehouse" nearly all of these loans for 10 to 30 days before selling them in the secondary market to Freddie Mac, Fannie Mae and private investors. When we sell these loans, we either retain or sell the associated servicing rights with the loans. If we retain the servicing rights on mortgage loans that we resell, then we collect servicing fees for these loans. We receive a premium on the sale price for those loans that we resell where the associated servicing rights have been released.

   We fund our purchases of mortgage loans through loan sales, warehouse lines of credit from UBS PaineWebber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and funds generated by Crescent Bank's operations. Due to our desire to maintain a positive spread on the rates of interest paid to us on the mortgage loans as compared to the rates of interest paid by us on our funding sources, we generally receive net interest income on our mortgage loans prior to reselling them. Pending resale, we incur interest rate risk that affects the value of these mortgage loans. In addition to the servicing fee and gestation fee income we generate, we also receive ancillary income through late fees, mortgage life insurance commissions and assumption fees.

   We attempt to reduce our potential interest rate risk that can result from market movements that take place between the time commitments to purchase mortgage loans are made and the time the loans are closed by either:

  . ensuring commitments are in place through the secondary market to purchase the loans from us; or

  . purchasing an option to deliver to the secondary market a mortgage-backed security.

We may also use other "hedging" techniques to minimize interest rate risk, but we do not engage in speculative secondary market activities.

   Our mortgage banking business is not dependent on any particular mortgage loan originators or borrowers, but is dependent upon warehouse creditors to fund the origination and holding of mortgage loans pending securitization. Our mortgage banking operations are also highly dependent on the efforts of Mr. Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage banking operations.

Continued Expansion of Our Business

   Consistent with our efforts to better service our market, we have engaged in recent expansion of our business. In August 2000, CMS opened a satellite mortgage banking office in Columbia, Maryland. In February 2000, Crescent Bank opened a loan production office in Cumming, Georgia, and, in December 2000, converted that office to a full service branch. This office serves the needs of many local residents in Canton who have traditionally banked with larger regional and national banks that often lack a community focus.

Seasonality; Cycles

   We do not consider our commercial banking operations to be seasonal in nature. Our mortgage banking business does vary seasonally, with the volume of home financings, in particular, being generally lower during the winter months. Although both our commercial and mortgage banking operations are somewhat cyclical and dependent upon the level of and changes in interest rates, the volume of mortgage origination and earnings of our mortgage banking operations are more sensitive to interest rate levels and changes.

Competition

   Our commercial banking and mortgage banking businesses operate in highly competitive markets. Crescent Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial bank lending activities, Crescent Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in its market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Crescent Bank.

   More specifically, Crescent Bank faces the following direct competition in its current market area:

  . three other commercial banks have offices in the Jasper area of Pickens
    County, Georgia;

  . eight commercial banks and one credit union have offices in Bartow
    County, Georgia; and

  . ten commercial banks and two credit unions have offices in Cherokee
    County, Georgia.

Many of the largest banks operating in Georgia, including some of the largest banks in the country, also have offices within Crescent Bank's market area. Virtually every type of competitor for business of the type served by Crescent Bank has offices in Atlanta, Georgia, which is approximately 60 miles away from Jasper. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services that we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Crescent Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

   Our wholesale mortgage banking business is also intensely competitive locally, regionally and nationally. We compete with thrifts, commercial banks, mortgage companies and brokers, insurance companies, and securities firms having local, regional and national operations with respect to the purchase, servicing and sale of mortgage loans. Many of these institutions have substantially greater resources than we have.

Recent Developments

   We currently expect to complete a separate private placement of up to $3.5 million of trust preferred securities prior to the completion of this offering. In connection with the private placement, we expect also to pay off our existing loan with The Bankers Bank and replace that loan with a new $2.6 million line of credit with The Bankers Bank, and to immediately borrow the full $2.6 million available to us under this line of credit. We expect to use the proceeds of this offering to, among other things, repay this line of credit. See "Use of Proceeds."

   On July 5, 2001, our board of directors approved grants under our stock option plans to seven of our directors and officers to purchase a total of 33,500 shares of our common stock at a price of $10.00 per share. These options vest over periods ranging from one to three years.

   For the three month and nine month periods ended September 30, 2001, we are preliminarily estimating earnings of approximately $1.3 million and $4.5 million, respectively. Crescent also had consolidated assets of $323 million and consolidated shareholder's equity of approximately $19.5 million as of September 30, 2001. On January 1, 2001, we adopted the Financial Accounting Standards Board's SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, among other things, requires us to recognize all derivatives as assets or liabilities in our balance sheet at fair value. During the nine month period ended September 30, 2001, and due to declines in interest rates in the third quarter, we estimate that we experienced unrealized losses, net of tax, associated with our $158.6 million of mandatory commitments that would be reported as a reduction of other comprehensive income under SFAS No. 133, of approximately $1.3 million, representing an approximately $.70 reduction in book value per share for that period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Results of Operations

 General

   A principal source of our revenue comes from net interest income, which is the difference between:

  . income we receive on our interest-earning assets, such as investment securities and loans; and

  . the cost to us of interest that we pay on our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Crescent Bank. Changes in our net interest income from period to period result from, among other things:

  . increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;

  . increases or decreases in the average rates earned and paid on those assets and liabilities;

  . our ability to manage our interest-earning asset portfolio, which includes loans; and

  . the availability and costs of particular sources of funds, such as non-interest bearing deposits, and our ability to "match" our assets and liabilities.

   Our other principal source of revenue is the fees and income we earn from the origination, holding, servicing and sale of residential first mortgage loans. Revenues from our mortgage banking operations vary significantly due to, among other things:

  . changes in the economy, particularly changes in interest rates on mortgage loans;

  . decreases in interest rates, which increase our mortgage banking revenues as a result of increased volumes of mortgage loans;

  . increases in interest rates, which result in lower mortgage banking revenues due to decreased volumes of mortgage loans; and

  . the spread we earn on the sale of mortgage servicing rights, which fluctuates with the level of interest rates and anticipated changes in rates.

We experienced significant changes in interest rates, which caused corresponding significant changes in our mortgage production and revenues, during the first six months of 2001 and each of 1999 and 2000, as described below under "--Results of Operations--Our Mortgage Banking Business."

   We had total interest income of $14.1 million for the six months ended June 30, 2001, compared to $7.4 million for the six months ended June 30, 2000. This 90.5% increase in interest income is attributable to an increase in interest-earning assets, which is the result of growth in our commercial bank loan portfolio, as well as a higher volume of mortgage loan production. In addition, any fee income we received in connection with our mortgage loans is included in interest income. Fee income associated with mortgage loans for the first six months of 2001 totaled $3.4 million, compared to fee income for the first six months of 2000 of $1.3 million.

   We had total interest income of $7.6 million for the three months ended June 30, 2001, compared to $4.1 million for the three months ended June 30, 2000. This increase in interest income is attributable to the higher volume of commercial bank loans and is partially offset by the lower volume of mortgage loan production and associated fee income.

   We had interest income of $17.6 million in 2000, $15.1 million in 1999 and $13.0 million in 1998. The 17% increase in interest income during 2000 is attributable to the increase in average interest-earning assets, which resulted from a higher volume of average commercial banking loans of 60%. Average interest-earning assets totaled $173.6 million in 2000, $165.8 million in 1999 and $131.6 million in 1998. The yield on earning assets increased from 9.13% in 1999 to 10.11% in 2000. The increase in the yield from 1999 to 2000 was the result of the growth of our commercial bank loan portfolio, which traditionally carries higher yields than securities and other interest-earning assets, as well as increases in interest. The yield on earning assets decreased from 9.85% in 1998 to 9.13% in 1999. This decrease was the result of the historically low mortgage rates in the first six months of 1999, compared to higher rates in the second half of 1999.

   We had total interest expense of $7.1 million for the six months ended June 30, 2001 and $3.6 million for the six months ended June 30, 2000. This 97.2% increase resulted from the growth of our deposits as well as a higher level of other borrowings used to support our growth and mortgage banking business, as described under "--Results of Operations--Our Mortgage Banking Business." In the first six months of 2001 and 2000, interest expense accounted for 36% and 32% of total expenses, respectively.

   Our total interest expense for the three months ended June 30, 2001 amounted to $3.7 million, compared to $1.9 million for the three months ended June 30, 2000. The increase resulted from the growth of deposits as well as a higher level of other borrowings, principally incurred to support our mortgage banking growth.

   We had interest expense of $9.0 million in 2000, $8.3 million in 1999 and $6.1 million in 1998. Our interest-bearing liabilities averaged $150.8 million in 2000, $141.9 million in 1999 and $97.9 million in 1998. The increase in our interest expense from 1999 to 2000 resulted from a higher volume of average interest-bearing deposits as well as higher rates paid on those interest-bearing deposits in 2000 due to increases in interest rates generally. The rates we paid on interest-bearing liabilities was 5.94% in 2000 and 5.83% in 1999. The 36.1% increase in interest expense from 1998 to 1999 was due to our higher level of average other borrowings as well as a higher volume of average interest-bearing deposits offset by a lower rate paid on interest-bearing liabilities. The rates we paid on interest-bearing liabilities in 1998 was 6.21%. In each of 2000, 1999 and 1998, our interest expense accounted for 36%, 30% and 26% of total expenses, respectively.

   Our net interest income for the first six months of 2001 was $7.0 million. The key performance measure for net interest income is the "net interest margin," which is equal to net interest income divided by average interest-earning assets. Our net interest margin during the first six months of 2001 was 4.61%. Interest spread, which represents the difference between our average yields on interest-earning assets and our average rates paid on interest-bearing liabilities, was 4.02%. Net interest income, net interest margin and interest spread for the first six months of 2000 were $3.8 million, 5.70%, and 4.86%, respectively. The increase in net interest income resulted primarily from the fee income related to a higher volume of mortgage loans closed. Loan fee income, such as processing fees associated with the purchase of mortgage loans, is included as interest income as the mortgage loans are sold. The decrease in net interest margin and interest spread is indicative of our balance sheet being asset sensitive in the short term during a period when rates were decreasing. See "--Quantitative and Qualitative Disclosures About Our Market Risk."

   Our net interest income for 2000 was $8.6 million and our net interest margin was 4.95%. We had an interest spread of 4.17% in 2000. Net interest income, net interest margin and interest spread for 1999 were $6.9 million, 4.14% and 3.3%, respectively. The increases in each of these figures during 2000 were indicative of the increase in mortgage rates that occurred from historically low levels in the first six months of 1999. Net interest income, net interest margin and interest spread in 1998 were $6.9 million, 5.23% and 3.64%, respectively. The decrease in 1999 in net interest margin and interest spread also reflects the historically low interest rates of 1999.

   We made a provision to the allowance for loan losses of $230,000 in the first six months of 2001. During the first six months of 2001, Crescent Bank charged-off, net of recoveries, $134,641 of loans to the allowance for loan losses. In the first six months of 2000, we made provisions to the allowance for loan losses in the amount of $235,000 and Crescent Bank charged-off, net of recoveries, $11,902 of loans to the allowance for loan losses. Our provision to the allowance for loan losses in the second quarter of 2001 was $115,000, while the provision to the allowance for loan losses in the second quarter of 2000 was $140,000. Our provision to the allowance for loan losses in the first six months of 2001 was lower than such provision for the first six months of 2000 as loan growth was 42% in the first six months of 2000 versus 13% in the first six months of 2001. In 2000, we made provisions for loan losses of $500,000 and charged-off $96,815 of commercial loans. We made provisions for $190,000 in 1999 and charged-off $26,103 loans while we made provisions for $153,000 in 1998 and charged-off $32,168 of loans.

   Our other income was $10.6 million in the first six months of 2001, compared to $3.7 million in the first six months of 2000. The increase in other income was related to the increase of gains on the sale of mortgage servicing rights we realized in 2001, as described below under "--Results of Operations--Our Mortgage Banking Business." We had $7.3 million in other income in the second quarter of 2001, compared to $1.9 million in the second quarter of 2000. The increase in other income during the second quarter was also related to the increase of gains on the sale of mortgage servicing rights.

   Our other income was $9.0 million in 2000, $14.6 million in 1999 and $15.2 million in 1998. The decrease in other income we experienced in 2000 was also related to the decrease in the level of mortgage servicing rights sold in 2000.

   Other operating expenses increased to $12.4 million in the first six months of 2001 from $7.2 million in the first six months of 2000. The increase in other operating expenses was related to the increase in volume of our mortgage banking business, and as described below under "--Results of Operations--Our Mortgage Banking Business." Other operating expenses increased to $7.3 million in the second quarter of 2001 from $3.7 million in the second quarter 2000 and was also directly related to the increased volume of our mortgage banking business.

   Our other operating expenses amounted to $15.6 million in 2000, $19.2 million in 1999 and $17.1 million in 1998. We had increased our labor and overhead in late 1998 and early 1999 in order to process the anticipated increased volume of our mortgage operations. The decline in 2000 was in response to the decline we experienced in mortgage production and the reduced spread on the sale of purchased mortgage service rights, as we attempted to reduce overhead expenses in the third and fourth quarters of 1999 and continuing into 2000. As of the end of 2000, we had reduced the number of our mortgage personnel by 40% from our early 1999 high.

   We had net income of $3.1 million for the six months ending June 30, 2001, compared to net income of $45,828 for the six months ending June 30, 2000. Our net income was $2.3 million for the three months ending June 30, 2001, compared to net income of $170,234 for the three months ending June 30, 2000. The increases in net income primarily resulted from the increase in mortgage production and resulting gains on the sale of mortgage servicing rights. See "--Results of Operations--Our Mortgage Banking Business." Income tax as a percentage of pretax net income was 38% and 37% for the first six months of 2001 and 2000, respectively.

   Our net income in 2000, 1999 and 1998 was $1.0 million, $1.3 million and $3.1 million, respectively. The decline in net income in 1999 and 2000 was due primarily to the decline in mortgage production and the reduced gain on the sale of mortgage servicing rights in the second half of 1999 and in 2000. Income tax as a percentage of our pretax net income was 31% for 2000 and 36% for each of 1999 and 1998.

 Our Commercial Banking Business

   We had interest income from our commercial banking business of $7.9 million for the six months ended June 30, 2001 compared to $5.2 million for the six months ended June 30, 2000. This increase in interest income is attributable to the increase in interest-earning assets resulting from the growth of our commercial bank loan portfolio. We had interest income of $4.2 million for the three months ended June 30, 2001 compared to $2.7 million for the three months ended June 30, 2000. The increase in interest income is again attributable to the higher volume of commercial bank loans.

   Our interest income related to commercial banking was $9.3 million for 2000, $6.0 million for 1999 and $4.6 million for 1998. The increase in 2000 was the result of a higher volume of average commercial banking loans. Average commercial banking loans increased 60% from $46.8 million in 1999 to $75.2 million in 2000. The increase in 1999 also was related to the higher volume of average commercial banking loans. Average commercial banking increased 23% in 1999 from $38.2 million in 1998.

   Our commercial banking interest expense for the six months ended June 30, 2001 was $4.7 million compared to $2.3 million for the six months ended June 30, 2000. The increase resulted principally from the growth of our deposits. In the first two quarters of 2001 and 2000, interest expense accounted for 58.8% and 46.9% of our total commercial banking business expenses, respectively. Our interest expense related to the commercial banking business for the three months ended June 30, 2001 amounted to $2.5 million compared to $1.2 million for the three months ended June 30, 2000. This increase was caused by a greater percentage of our deposits being interest-bearing deposits as compared to non-interest bearing deposits. Non-interest bearing deposits accounted for 14.0% of all deposits for the first six months of 2000 compared to 20.9% of all deposits for the first six months of 2001.

   Our interest expense related to commercial banking was $3.5 for 2000, $1.8 for 1999 and $1.4 for 1998. The increase in 2000 was the result of a higher volume of average interest-bearing deposits as well as a higher rate paid on those interest-bearing deposits. The increase in 1999 was related to a higher volume of average interest-bearing deposits offset by a lower rate paid on interest-bearing liabilities. Average deposits increased 21% from $104.0 million in 1999 to $125.6 million in 2000. Average deposits increased 23% in 1999 from the $84.4 million total in 1998.

   Our net interest income for the commercial banking segment for the first six months of 2001 was $3.2 million. The related net interest margin during the first six months of 2001 was 4.02%, while interest spread was 3.15%. Net interest income, net interest margin and interest spread for commercial banking for the first six months of 2000 were $2.8 million, 5.56%, and 4.58%, respectively. The increase in net interest income is related to the higher volume of commercial banking loans. The decrease in each of net interest margin and interest spread was due partially to the declining interest rate environment in 2001.

   We had net interest income, net interest margin and interest spread for commercial banking for 2000 of $5.8 million, 5.46%, and 4.56%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 1999 were $4.2 million, 4.62%, and 3.68%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 1998 were $3.2 million, 5.58%, and 3.94%, respectively.

   Our other income related to the commercial banking business was $632,407 in the first six months of 2001 compared to $296,229 in the first six months of 2000. This increase in other income was primarily due to an increase in fee income from deposit accounts. Other commercial banking income was $312,971 in the second quarter of 2001 compared to $150,155 in the second quarter of 2000. This increase in other income was primarily due to an increase in fee income from deposit accounts.

   We had other income related to commercial banking of $863,313 for 2000, $488,308 for 1999 and $276,263 for 1998. The increases in 2000 and 1999 in other commercial banking income were primarily due to an increase in fee income from deposit accounts.

   Other operating expenses related to our commercial banking business increased from $2.3 million in the first six months of 2000 to $3.0 million in the first six months of 2001. This increase in other operating expenses was caused by an increase in staff and overhead related to Crescent Bank's expansion into Forsyth County, Georgia. For the same reasons, other commercial banking operating expenses increased 33% from $1.2 million in the second quarter of 2000 to $1.6 million in the second quarter of 2001.

   We had other operating expenses related to our commercial banking segment of $4.8 million for 2000, $3.7 million for 1999 and $2.7 million for 1998. The increase in 2000 and 1999 in other commercial banking operating expenses was due to an increase in staff and overhead related to Crescent Bank's expansion through the Canton, Georgia and Woodstock, Georgia branches.

   Our commercial banking business had pre-tax net income of $585,694 for the six months ending June 30, 2001, compared to pre-tax income of $591,059 for the six months ending June 30, 2000, and pre-tax income of $253,325 million for the three months ending June 30, 2001, compared to pre-tax income of $296,328 for the three months ending June 30, 2000. Pre-tax income has been unfavorably affected primarily by the declining rate environment in 2001, partially offset by the higher volume of commercial banking loans. In 2000, our commercial banking pre-tax income was $1.3 million, while it was $821,961 in 1999 and $671,184 in 1998.

 Our Mortgage Banking Business

   We experienced significant changes in mortgage loan production in 1999, 2000 and the first six months of 2001 that were directly related to changes in interest rates. We achieved record mortgage production with interest rates at historical low levels in the first six months of 1999, and therefore recognized an increase in average interest-earning assets and interest-bearing liabilities. The Federal Reserve Open Market Committee increased interest rates on three occasions in 1999 for a total of 75 basis points. Rates began increasing on a 30-year mortgage in mid-second quarter 1999, resulting in a decline in production. In the fourth quarter of 2000, interest rates began declining, resulting in an increase in mortgage production. During the first six months of 2001, the Federal Reserve Open Market Committee reduced interest rates on six occasions for a total reduction of 275 basis points. We closed $1.6 billion of mortgage loans during the first six months of 2000, compared to $541.2 million during the first six months of 2001.

   We had interest income related to our mortgage banking business of $7.9 million for the six months ended June 30, 2001, compared to $2.2 million in the six months ended June 30, 2000. This 359% increase in interest income is attributable to the higher volume of mortgage production. In addition, any fee income we received in connection with our mortgage loans is included in interest income. Fee income included in net interest income totaled $3.4 million and $1.3 million for the six months ended June 30, 2001 and June 30, 2000, respectively.

   We had mortgage banking interest income of $4.3 million for the three months ended June 30, 2001, compared to $1.4 million for the three months ended June 30, 2000. The increase in this three month period is due to a higher volume of mortgage loan production and associated fee income.

   Our interest income from mortgage banking in 2000 was $8.2 million, in 1999 was $9.1 million and in 1998 was $8.4 million. The decrease in 2000 in this interest income was due to the lower production while the increase in 1999 was caused by the higher production.

   We had mortgage banking interest expense of $4.1 million for the six months ended June 30, 2001 and $1.3 million for the six months ended June 30, 2000. The increase resulted from a higher level of our borrowings. All of our mortgage production through CMS is funded with a warehouse line of credit; therefore, the higher volume in the Northeast and Midwest mortgage operations of CMS resulted in a higher average balance of other borrowings. In the first two quarters of 2001 and 2000, mortgage banking interest expense accounted for 30.7% and 20.9% of total expenses, respectively.

   Our interest expense related to the mortgage banking business for the three months ended June 30, 2001 amounted to $2.1 million, compared to $712,447 for the three months ended June 30, 2000. The increase again resulted from a higher level of our other borrowings.

   Our interest expense from mortgage banking in 2000 was $5.4 million, in 1999 was $6.5 million and in 1998 was $4.7 million. The decrease in 2000 in this interest expense was due to the lower level of our borrowings while the increase in 1999 was caused by the higher level of our borrowings.

   Our net interest income from our mortgage banking business for the first six months of 2001 was $3.9 million. The net interest margin during the first six months of 2001 was 4.81%. The interest spread for the same period was 4.39%. Comparatively, interest income, net interest margin and interest spread from mortgage banking for the first six months of 2000 were $984,075 million, 5.80%, and 4.90%, respectively. The increase in net interest income is related to the fee income from a higher volume of mortgage loans closed. Loan fee income, such as processing fees associated with the purchase of mortgage loans, is included as interest income as the mortgage loans are sold. The decrease in net interest margin and interest spread is the result of the lower interest rate environment in 2001.

   We had net interest income from our mortgage banking business in 2000 of $2.8 million, in 1999 of $2.6 million and in 1998 of $3.7 million. Our net interest margin from our mortgage banking operation was 4.32% in 2000, 3.65% in 1999, and 5.04% in 1998. The level of net interest income is the result of the mortgage production levels and the related fee income, as well as the existing rate environment. Mortgage production totaled $1.3 billion in 2000, $1.8 billion in 1999 and $1.9 billion in 1998. For a discussion of the movement of the net interest income, the net interest margin and the interest spread see "Results of Operations--General" above.

   Other income from our mortgage banking business was $10.0 million in the first six months of 2001 compared to $3.4 million in the first six months of 2000. The increase in other income was related to the increase of gains on the sale of mortgage servicing rights. During the first six months of 2001, we sold servicing rights with respect to $1.4 billion of mortgage loans for a gain of $9.3 million, or a spread on the sale of servicing of 0.69%. This compares to the first six months of 2000 in which we sold servicing rights with respect to $419.1 million of mortgage loans for a gain of $2.2 million or a spread on the sale of servicing of 0.53%. The increase in the sale of purchased mortgage rights resulted primarily from our increased mortgage loan production. We currently plan to sell a portion of the servicing rights retained during 2001, although there can be no assurance as to the volume of Crescent Bank's loan acquisition or that a premium will be recognized on the sales.

   Other income related to our mortgage banking business was $7.0 million in the second quarter of 2001, compared to $1.7 million in the second quarter of 2000. This increase in other income during the second quarter was also due to the increased gains on the sale of mortgage servicing rights.

   We had other mortgage banking income in 2000 of $8.1 million, in 1999 of $14.1 million and in 1998 of $13.9 million. The decrease in 2000 in the other income was due to a decrease in the level of mortgage servicing rights sold in 2000 while the increase in 1999 was caused by an increase in the level of mortgage servicing rights sold in 1999. We sold servicing rights with respect to $1.3 billion of mortgage loans in 2000 for a total net gain of $6.2 million or a spread on the sale of servicing of 0.48%. This compares to servicing rights sales in 1999 of $1.8 billion for a net gain of $9.8 million or a spread on the sale of servicing of 0.54%. The decrease in the spread on the sale of servicing rights is indicative of the competitive pricing in the mortgage industry in 2000. Comparatively, servicing rights sales in 1998 were $1.6 billion for a net gain of $10.2 million or a spread on the sale of servicing of 0.64%. Origination fee income is generated from our sale of mortgage loans to securities brokers pursuant to a repurchase agreement. Under this agreement, we sell mortgage loans and simultaneously assign the related forward sale commitments to a securities broker. We continue to receive fee income from the securities broker until the loan is delivered into the forward commitment.

   Other mortgage banking business operating expenses increased to $9.2 million in the first six months of 2001 from $4.8 million in the first six months of 2000. This increase in other operating expenses was related to the increase in volume of the mortgage operation which required increases in salaries and benefits and third party mortgage outsourcing expense. Other operating expenses from the mortgage business increased to $5.3 million in the second quarter 2001 from $2.5 million in the second quarter 2000.

   We had other mortgage banking operating expenses in 2000 of $10.6 million, in 1999 of $15.1 million and in 1998 of $14.0 million. For discussion of the movement in the expenses from year to year, see "Results of Operations-- General" above.

   The mortgage banking business had pre-tax net income of $4.7 million for the six months ending June 30, 2001, compared to a pre-tax loss of $367,789 for the six months ending June 30, 2000, and had pre-tax income of $3.9 million for the three months ending June 30, 2001, compared to a pre-tax loss of $48,691 for the three months ending June 30, 2000. The favorable increase in net income was primarily the result of an increase in mortgage production and the resulting gain on the sale of mortgage servicing rights.

   In 2000, our mortgage banking pre-tax income was $370,397, compared to $1.6 million in 1999 and $4.6 million in 1998. The level of income was primarily the result of mortgage production levels and the resulting gain on the sale of mortgage servicing rights.

Financial Condition

 General

   During the first six months of 2001, our total assets increased 41% from $242.1 million as of December 31, 2000 to $340.7 million as of June 30, 2001. This increase in total assets in the first six months of 2001 was the result of a 49% increase in mortgage loans held for resale, or an increase of $53.8 million. Our increase in total assets corresponded with a $49.7 million, or 90.5%, increase in other borrowings. Our total assets increased 38% during 2000, from $175.8 million as of December 31, 1999 due to increases in commercial bank loans of $38.8 million and an increase in residential mortgage loans held for sale of $21.5 million. The increase corresponded with a 47% increase in deposits amounting to $51.9 million and a 20% increase in other borrowings of $9.3 million. In 1999, our total assets declined 12% from $199.2 million at December 31, 1998. The decline resulted from a decrease of $41 million in residential mortgages held for sale and corresponded with a $29 million, or 39%, decrease in other borrowings.

   Our interest-earning assets are comprised of:

  . commercial banking loans;

  . mortgage loans held for sale;

  . investment securities;

  . interest-bearing balances in other banks; and

  . temporary investments.

At June 30, 2001, interest-earning assets totaled $310.8 million and represented 91.2% of total assets. This represents a 42% increase from December 31, 2000 when earning assets totaled $218.7 million, or 90.3%, of total assets. The increase in earning assets resulted primarily from the $53.8 million increase of residential mortgage loans held for sale. The absolute volume of both our commercial banking loans and our residential mortgage loans held for sale, as well as the volume of each as a percentage of total interest-earning assets, serve as important determinants of our net interest margin. For detail with respect to each of our business segments, see "Financial Conditions--Our Commercial Banking Business" and "Financial Conditions--Our Mortgage Banking Business" below. Interest-earning assets increased 44% in 2000 from $152.4 million at December 31, 1999 from increased commercial bank loans and decreased 16% in 1999 from $181.4 million at December 31, 1998 due to a decrease in residential mortgages held for sale.

   Our assessment of the risk associated with extending credit and our evaluation of the quality of our loan portfolio is reflected in the allowance for possible loan losses. We maintain an allowance for our commercial banking loan portfolio only, as detailed below under "Financial Conditions--Our Commercial Banking Business." We have no allowance for the portfolio of mortgage loans held for sale.

   At June 30, 2001, our fixed assets, consisting of land, building and improvements, and furniture and equipment, totaled $6.2 million, compared to fixed assets of $6.3 million at December 31, 2000. We had fixed assets of $6.0 million at December 31, 1999 and $3.4 million at December 31, 1998. The increase in 2000 was due to the purchase of property to construct a new branch facility in Cartersville, Georgia and the increase in 1999 was due to the purchase of the Towne Lake branch and an addition to our Jasper, Georgia office.

   In 1999, Crescent Bank provided a supplemental retirement plan to its banking officers funded with life insurance. In the first quarter 2000, we added our directors to the supplemental retirement plan. At June 30, 2001, the total cash value of the life insurance was $3.6 million. The cash values at December 31 for each of 2000 and 1999 were $3.4 and $2.1 million, respectively.

 Our Commercial Banking Business

   During the first six months of 2001, our average commercial banking loans were $98.0 million. These loans constituted 32.0% of our average earning assets, consolidated, and 29.3% of our average total assets, consolidated. In 2000, average commercial banking loans were $75.2 million, or 43.3%, of our average earning assets, consolidated, and 37.8% of our average total assets, consolidated. The 30.3% increase in average commercial banking loans experienced by Crescent Bank was the result of higher loan demand in its service area, as well as the expansion of Crescent Bank's operations in each of Bartow, Cherokee, and Forsyth Counties, Georgia. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets.

   During 2000, our average commercial banking loans were $75.2 million and constituted 43.3% of our average consolidated earning assets and 37.8% of our average consolidated total assets. During 1999, our average commercial banking loans were $46.8 million, or 28.2% of average earning assets and 25.0% of average total assets. This 60% increase in our average commercial banking loans was the result of higher loan demand in Crescent Bank's service areas, as well as expansion of Crescent Bank's operations. In 1998, average commercial banking loans were $38.2 million, or 29.4% of average earning assets and 26.7% of average total assets. The increase of average commercial banking loans in 1999 of 22.5% also resulted from higher demand and an expansion of Crescent Bank's operations.

   The allowance for loan losses reflects management's assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. We periodically analyze our commercial loan portfolio in an effort to establish an allowance for loan losses that we believe will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as:

  . Crescent Bank's loan loss experience;

  . the amount of past due and nonperforming loans;

  . specific known risks;

  . the status and amount of past due and nonperforming assets;

  . underlying estimated values of collateral securing loans;

  . current and anticipated economic conditions; and

  . other factors which management believes affects the allowance for potential credit losses.

An analysis of the credit quality of the commercial loan portfolio and the adequacy of the allowance for loan losses is prepared by Crescent Bank's credit administration area and presented to our loan committee on a regular basis. In addition, Crescent Bank has engaged an outside loan review consultant to perform, on a semi-annual basis, an independent review of the quality of the loan portfolio and adequacy of the allowance. The provision for loan losses is a charge to earnings in the current period to enable us to maintain the allowance at a level that we estimate to be adequate.

   Crescent Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses compared to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Georgia Department may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, their credit evaluations and allowance for loan loss methodology differ materially from ours.

   While it is Crescent Bank's policy to charge-off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

   The allowance for loan losses totaled $1,446,133, or 1.38% of total commercial banking loans, at June 30, 2001, and $1,350,774, or 1.45% of total loans, at December 31, 2000. The increase in the allowance for loan losses during the first six months of 2001 was primarily the result of the provision for loan loss of $230,000. The increase in the allowance for loan losses corresponds to the 13% increase we experienced in commercial banking loans in the first six months of 2001. The determination of the reserve level rests upon our judgment about factors affecting loan quality, assumptions about the economy and historical experience. Our judgment as to the adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular focus on loans that are past due and other loans that we believe require attention. We believed that the allowance at June 30, 2001 was adequate at that time to cover anticipated risk of losses in our commercial loan portfolio; however, our judgment is based upon a number of assumptions about future events which we believe to be reasonable but which may or may not be realized. There is no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. As a result of a weaker economy generally, and the slowdown in the economy and uncertainties created by the September 11, 2001 terrorist attacks and the war against terrorism, additions to the allowances and charge-offs may become necessary.

   The allowance for loan losses at December 31, 1999 was $864,689, or 1.6% of total commercial banking loans as of that date. The increase from 1999 to 2000 was primarily the result of a provision for loan loss of $500,000 in 2000 and the increase in the allowance corresponds to the 72% increase in commercial banking loans in 2000. At December 31, 1998, the allowance was $699,020, or 1.69% of total loans as of that date. The increase in 1999 was due to a provision for loan loss of $190,000 and corresponded to the 30.8% increase in commercial banking loans in 1999.

   Crescent Bank's policy is to discontinue the accrual of interest on loans which are 90 days past due unless they are well secured and in the process of collection. We recognize interest on these non-accrual loans only when we receive the interest. As of June 30, 2001, Crescent Bank had $257,886 of commercial loans contractually past due more than 90 days, $61,828 of commercial loans accounted for on a non-accrual basis, and no commercial loans considered to be troubled debt restructurings. As of December 31, 2000, Crescent Bank had $286,393 of commercial loans contractually past due more than 90 days, $21,863 of commercial loans accounted for on a non-accrual basis, and no commercial loans considered to be troubled debt restructurings. As of December 31, 1999, Crescent Bank had $507,531 of commercial loans contractually past due more than 90 days, $30,193 of commercial loans accounted for on a non-accrual basis, and no commercial loans considered to be troubled debt restructurings. This compares to non-performing assets of $264,021 at December 31, 1998.

   We define non-performing commercial loans as non-accrual and renegotiated commercial loans. Our non-performing commercial loans at June 30, 2001 amounted to $61,828, compared to $21,863 at December 31, 2000. If we add real estate acquired by foreclosure and held for sale of $152,644 to our non-performing commercial loans, it results in total non-performing commercial assets of $214,472 at June 30, 2001. This compares to total non-performing commercial assets of $43,803 at December 31, 2000. Crescent Bank is currently holding the foreclosed properties for sale. At December 31, 1999, our total non-performing commercial assets amounted to $52,133, compared to $264,021 at December 31,1998. The 80% reduction in non-performing assets in 1999 was due to the sale of foreclosed properties related to the commercial loans.

   The chart below represents Crescent Bank's commercial assets that we believe warrant special attention due to the potential for loss, in addition to the non-performing commercial loans and foreclosed properties related to the commercial loans. Potential problem loans represent commercial loans that are presently performing, but where management has doubts concerning the ability of the respective borrowers to meet contractual repayment terms.

                               June 30,   December 31, December 31, December 31,
                                 2001         2000         1999         1998
                              ----------  ------------ ------------ ------------
Non-performing commercial
 loans(1)...................  $   61,828   $   21,863   $   30,193   $      772
Foreclosed properties
 related to commercial
 loans......................     152,644       21,940       21,940      263,249
                              ----------   ----------   ----------   ----------
Total non-performing
 commercial assets..........  $  214,472   $   43,803   $   52,133   $  264,021
                              ==========   ==========   ==========   ==========
Commercial loans 90 days or
 more past due on accrual
 status.....................  $22257,886   $  286,393   $  507,532   $  457,120
Potential problem commercial
 loans(2)...................  $1,705,345   $2,231,684   $1,399,926   $2,445,317
Potential problem commercial
 loans/total commercial
 loans......................        1.62%        2.40%        2.59%        5.92%
Non-performing commercial
 assets/total commercial
 loans and foreclosed
 properties.................        0.20%        0.05%        0.10%        0.63%
Non-performing commercial
 assets and commercial loans
 90 days or more past due on
 accrual status/total
 commercial loans and
 foreclosed properties......        0.45%        0.36%        1.03%        1.74%

---------------------
(1) Defined as non-accrual commercial loans and renegotiated commercial loans.
(2) Loans identified by management as potential problem loans (classified and criticized loans), but that are still accounted for on an accrual basis.

   Crescent Bank invests in U.S. Government and government agency obligations, corporate securities, federal funds sold, and interest-bearing deposits with other banks. Crescent Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of funds not needed to make loans, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Investment securities and interest-bearing deposits with other banks totaled $29.7 million at June 30, 2001, compared to $16.3 million at December 31, 2000, $11.9 million at December 31, 1999 and $4.8 million at December 31, 1998. Unrealized gains/(losses) on securities amounted to $14,282 and ($1.5) million at June 30, 2001 and December 31, 2000, respectively. We have not specifically identified any securities for sale in future periods which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale. At June 30, 2001, Crescent Bank had federal funds sold of $13.6 million compared to $800,000 at December 31, 2000, zero at December 31, 1999 and $7.5 million at December 31, 1998. The increase in federal funds sold at June 30, 2001 was the result of the $34.6 million or 21.3% increase in Crescent Bank's deposits since December 31, 2000 while the decrease in 1999 reflected an increase in investment securities.

   Crescent Bank's commercial deposits totaled $196.8 million and $162.2 million at June 30, 2001 and December 31, 2000, respectively, representing an increase of 21.3% over the six month period. At December 31, 1999, commercial deposits totaled $110.3 million, an increase of 47.1% in 2000, and at December 31, 1998, they totaled $100.6 million, representing a 9.6% increase. Commercial deposits averaged $198.0 million during the six month period ended June 30, 2001 and $125.6 million, $109.3 million and $84.4 million during each of the twelve month periods ended December 31, 2000, December 31, 1999 and
December 31, 1998, respectively. Interest-bearing deposits represented 86% of total deposits at June 30, 2001 compared to 82% at December 31, 2000, 82% at December 31, 1999 and 77% at December 31, 1998. Certificates of deposit composed 76% of total interest-bearing deposits for June 30, 2001, compared to 72% at December 31, 2000, 63% at December 31, 1999 and 70% at December 31, 1998. The increase in 2000 of our certificates of deposit as a percentage of our total interest-bearing deposits was partially the result of an increase in brokered deposits of $5.3 million during 2000 and the decrease in 1999 was the result of a $9.1 million increase in interest-bearing demand deposits. The composition of these deposits is indicative of the interest rate-conscious market in which Crescent Bank operates and increases in interest rates, generally. We cannot provide any assurance that Crescent Bank can maintain or increase its market share of deposits in its highly competitive service area. Crescent Bank had brokered deposits of $6.5 million, $6.7 million, $1.4 million and $6.2 million, as of June 30, 2001 and the end of each of 2000, 1999 and 1998, respectively.

 Our Mortgage Banking Business

   During the first six months of 2001, average mortgage loans held for sale amounted to $177.3 million and constituted 57.9% of average consolidated earning assets, consolidated, and 53.1% of average consolidated total assets. Average mortgage loans held for sale during 2000 of $82.9 million constituted 47.7% of average interest-earning assets and 41.6% of average consolidated total assets. During 1999 and 1998, average mortgage loans held for sale amounted to $46.8 million and $38.2 million, respectively, constituting 28.2% and 29.4%, respectively, of average consolidated earning assets and 25.0% and 26.7%, respectively, of average consolidated total assets. Our residential mortgage loans held for sale generally generate net interest income as the rates of interest paid to us on the longer term mortgage loans are generally greater than those rates of interest that we pay on our shorter term warehouse line of credit, brokered deposits, and core deposits.

   Crescent Bank and CMS do not maintain a reserve with respect to mortgage loans held for sale due to the anticipated low risk associated with the loans during each of Crescent Bank's and CMS' expected short holding period and the firm commitment takeouts from third parties for that production. We do have default and foreclosure risk during the short-term holding period of the mortgages held for sale, which is inherent to the residential mortgage industry. We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 10 to 30 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan or indemnify the purchaser of the loan. At June 30, 2001, we had $2.1 million of mortgage loans for which we indemnified the purchaser. Of the $2.1 million of mortgage loans for which we had indemnified the purchaser, 9.52% of the loans were past due 90 days or more. We have not incurred losses historically as a result of this risk and therefore do not maintain a reserve for this purpose.

   Our mortgage banking business acquires residential mortgage loans from small retail-oriented originators through CMS and the mortgage division of Crescent Bank. Crescent Bank acquires conventional loans in the Southeast United States while CMS acquires conventional loans in the Northeast, Midatlantic and Midwest United States and FHA/VA loans in the Southeast United States.

   Crescent Bank acquires residential mortgage loans from approximately 498 small retail-oriented originators in the Southeast United States through various funding sources, including Crescent Bank's regular funding sources, a $36 million warehouse line of credit from the Federal Home Loan Bank of Atlanta and a $45 million repurchase agreement with UBS PaineWebber. CMS acquires residential mortgage loans from approximately 567 small retail-oriented originators in the Southeast, Northeast, Midatlantic and Midwest United States through various funding sources, including a $75.0 million line of credit from UBS PaineWebber, a $35 million line of credit from Colonial Bank, and a $75 million repurchase agreement from UBS PaineWebber. Under the repurchase agreements, we sell our mortgage loans and simultaneously assign the related forward sale commitments to UBS PaineWebber. The majority of our mortgage loans are currently being resold in the secondary market to Freddie Mac, Fannie Mae and private investors after being "warehoused" for 10 to 30 days. We purchase loans that we believe will meet secondary market criteria, such as loans providing for amount limitations and loan-to-value ratios that would qualify for resales to Freddie Mac, Fannie Mae and Ginnie Mae. To the extent that we retain the servicing rights on the mortgage loans that we resell, we collect annual servicing fees while the loan is outstanding. We sell a portion of our retained servicing rights in bulk form or on a monthly flow basis. The annual servicing fees and gains on the sale of servicing rights is an integral part of our mortgage banking business and its contribution to net income. We currently pay a third party subcontractor to perform servicing functions with respect to loans we sell, but where we retain the servicing.

   During the first six months of 2001, we acquired $1.6 billion of mortgage loans, and $1.4 billion of mortgage loans were sold in the secondary market. At June 30, 2001, we carried $162.6 million of mortgage loans as mortgage loans held for sale on our balance sheet pending sale of such loans. During the first six months of 2000, we acquired $541.2 million of mortgage loans while we sold in the secondary market $539.4 million of mortgage loans. At June 30, 2000, we carried $89.1 million of mortgage loans as mortgage loans held for sale on our balance sheet pending sale of such loans.

   During 2000, we acquired $1.3 billion of mortgage loans, approximately all of which were resold in the secondary market with servicing rights retained. We acquired $1.9 billion of mortgage loans during 1999, $0.1 billion less than in 1998, and resold $1.8 billion in 1999. At each of December 31, 2000, 1999 and 1998, we carried $108.8 million, $87.3 million and $128.4 million, respectively, of mortgage loans held for sale on our balance sheet.

   At June 30, 2001, we carried $3.6 million of purchased mortgage servicing rights on our balance sheet, compared to $3.8 million at December 31, 2000. We are amortizing the purchased mortgage servicing rights over an accelerated period. We held servicing rights with respect to loans with unpaid principal balances totaling $461.9 million at June 30, 2001 and $324.7 million at December 31, 2000. During the first six months of 2001, we sold servicing rights with respect to $1.4 billion of mortgage loans carried on our balance sheet at costs of $12.9 million for a gain of $9.1 million. During the first two quarters of 2000, we sold servicing rights with respect to $419.1 million of mortgage loans carried on our balance sheet at a cost of $5.0 million for a gain of $2.2 million. At December 31, 2000, we held servicing rights with respect to loans with unpaid principal balances totaling $342.7 million, compared to $420.0 million at December 31, 1999 and $486.0 million at December 31, 1998. During 2000, we sold servicing rights with respect to $1.3 billion of mortgage loans carried on our balance sheet at a cost of $15.9 million for a $6.2 million gain. During 1999, we sold servicing rights with respect to $1.8 billion of loans with a cost of $21.2 million, resulting in a gain of $9.8 million. In 1998, we sold servicing rights with respect to $1.6 billion of mortgage loans carried at a cost of $15.1 million, resulting in a gain of $10.2 million.

   The market value of our servicing portfolio is contingent upon many factors, including, without limitation:

  . the interest rate environment and changes and anticipated changes in interest rates, generally;

  .  the estimated life of the servicing portfolio;

  .  the loan quality of the servicing portfolio; and

  .  the coupon rate of the loan portfolio.

We cannot provide assurance that we will continue to experience a market value of our servicing portfolio in excess of the cost to acquire the servicing rights, nor can we provide assurance as to the expected life of our servicing portfolio, or as to the timing or amount of any sales of our retained servicing rights.

   Crescent Bank's other borrowings consist of borrowings from the Federal Home Loan Bank of Atlanta, which is priced at the Federal Home Loan Bank of Atlanta daily rate plus 25 basis points. At June 30, 2001, this rate was 4.55%. All mortgage production generated by CMS is funded through warehouse lines of credit from Colonial Bank, priced at one-month LIBOR plus 100 basis points with a floor of 250 basis points and UBS PaineWebber, priced at one-month LIBOR plus 150 basis points. At June 30, 2001, these rates were 4.86% and 5.36%, respectively.

Capital and Liquidity

   Our capital adequacy is measured by risk-based and leverage capital guidelines. Developed by regulatory authorities to establish capital requirements, these risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us, and the FDIC has not advised Crescent Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. Crescent Bank has agreed with the Georgia Department to maintain a leverage ratio of 8.0%.

   At June 30, 2001, Crescent Bank's leverage ratio was 6.64%. To address the leverage ratio shortcoming, we have enhanced our dividend reinvestment plan and obtained a 30% participation rate, and are evaluating and pursuing alternative means of raising capital. In addition to this offering, we currently expect to complete an offering of up to $3.5 million of trust preferred securities during the fourth quarter of 2001.

   At June 30, 2001, our total consolidated shareholders' equity was $20.3 million or 5.96% of total consolidated assets, compared to $15.8 million or 6.53% of total consolidated assets at December 31, 2000, $14.9 million, or 8.46% of total consolidated assets, at December 31, 1999 and $14.1 million, or 7.10% of total consolidated assets, at December 31, 1998. The decrease in shareholders' equity to total asset ratio in the first six months of 2001 was the result of a 41% increase in total consolidated assets. The decrease in 2000 was the result of a 38% increase in total consolidated assets, primarily due to commercial banking loans. The increase in shareholders' equity to total asset ratio in 1999 was due to a 12% decrease in our total consolidated assets, primarily the result of decreased mortgage loan production in 1999 which was only partially offset by our increases in commercial loans.

   At June 30, 2001, our total consolidated capital to risk-adjusted assets was 9.24%, with 8.57% consisting of tangible common shareholders' equity. We paid $281,920 of dividends to our shareholders during the first six months of 2001, or $.155 per share. A quarterly dividend of $.0775 was declared in October 2001 and will be paid in November 2001. As of December 31, 2000, total consolidated capital to risk-adjusted assets was 10.35%, with 9.54% comprised of tangible common shareholders' equity, compared to a ratio of 13.62%, with 12.88% of tangible common shareholders' equity, at December 31, 1999 and a ratio of 13.45%, with 12.74% of tangible common shareholders' equity, at December 31, 1998. During 2000, we paid $531,902 of dividends or $.30 per share compared to $400,473 or $.23 per share during 1999 and $273,267 or $.165 per share during 1998.

   In February 1999, we entered into a promissory note with The Bankers Bank for $1.5 million at the rate of prime minus 50 basis points adjustable, or 6.25%, for a 10 year term. We pledged 100% of Crescent Bank's common stock as collateral for the note and we transferred the $1.5 million to CMS to increase its capital and liquidity. In July 1999, we increased the amount of the promissory note to $4.5 million to facilitate our purchase of the Towne Lake branch. We were not required to provide additional collateral for the increased borrowings. We contributed the additional $3.0 million borrowings to Crescent Bank as capital. We made a principal reduction of $450,000 to the promissory note in both August 2000 and August 2001.

   Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders.

   Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $79.4 million and $54.7 million during the periods ending June 30, 2001 and December 31, 2000, representing 40% and 44% of average deposits for those periods, respectively. The average liquid assets during the periods ended December 31, 1999 and December 31, 1998 were $56.6 million and $52.2 million, representing 55% and 62% of average deposits for the years, respectively. The decrease in average liquid assets as a percentage of average deposits in 1999 was the result of the decrease in mortgage loans held for sale as well as the increase in fixed assets in 1999. Average net non-mortgage loans were 50% and 60% of average deposits during the periods ending June 30, 2001 and December 31, 2000, respectively. Average net non-mortgage loans were 45% and 4% of average deposits for 1999 and 1998, respectively. Average deposits were 65% and 72% of average interest-earning assets during the periods ending June 30, 2001 and December 31, 2000, respectively. Average deposits were 63% and 64% of average interest-earning assets for 1999 and 1998, respectively.

   Crescent Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. In addition to the borrowing sources related to the mortgage operations, Crescent Bank also maintains federal funds lines of credit totaling $6.1 million. Crescent Bank's liquidity position has also been enhanced by the operations of their mortgage division due to the investment of funds in short-term assets in the form of mortgages held for sale. Once funded, mortgages will generally be held by Crescent Bank for a period of 10 to 30 days. We believe Crescent Bank's liquidity sources are adequate to meet its operating needs. Similarly, CMS' liquidity is adequate for its operations due to its investment in the short-term mortgage loans it holds for resale.

Quantitative and Qualitative Disclosures about Our Market Risk

   Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do not conduct foreign exchange transactions or trading activities which would produce price risk.

 Interest Rate Risk

   Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonable stability to earnings from changes in interest rates and preserve the value of our equity. Changes in interest rates affects our volume of mortgage production, value and retention of mortgage servicing rights and value and effectiveness of mortgage interest rate hedges.

   We manage interest rate risk by maintaining what we believe to be the proper balance of rate sensitive assets, rate sensitive liabilities and off-balance sheet interest rate hedges. The relationship between rate sensitive assets and rate sensitive liabilities is a key factor in projecting the effect of interest rate changes on net interest income. Rate sensitive assets and rate sensitive liabilities are those that can be repriced to current rates within a relatively short time period. We monitor the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but place particular emphasis on the first year. The following table shows our rate sensitive position at June 30, 2001. Approximately 82.9% of earning assets and 89.2% of funding for these earning assets is scheduled to reprice at least once during the next twelve months. The total excess of interest-bearing assets over interest-bearing liabilities, based on a one-year time period, was $13.3 million, or 3.9% of total assets.

                                                     Interest Rate Sensitivity
                                                                Gaps
                                                        as of June 30, 2001
                                                       Amounts Repricing In:
                                                     ---------------------------
                                                      0-90  91-365   1-5  Over 5
                                                      Days   Days   Years Years
                                                     ------ ------  ----- ------
                                                       (dollars in millions)
Interest-earning assets............................. $234.4 $ 23.1  $36.5 $16.8
Interest-bearing liabilities........................  165.2   79.0   27.3   2.3
Interest sensitivity gap............................ $ 69.1 $(55.9) $ 9.2 $14.5

   We were in an asset-sensitive position for the cumulative three-month, one-to-five year and over five-year intervals. This means that during the five-year period, if interest rates decline, the net interest margin will decline. During the 0-90 day period, which has the greatest sensitivity to interest rate changes, if rates rise, the net interest margin will improve. Conversely, if interest rates decrease over this period, the net interest margin will decline. At June 30, 2001, we were within our policy guidelines of rate-sensitive assets to rate-sensitive liabilities of 80-140% at the one-year interval. Since all interest rates and yields do not adjust at the same time or rate, this is only a general indicator of rate sensitivity.

   We also use mandatory commitments to deliver mortgage loans held for sale, reducing the interest rate risk. At June 30, 2001, our commitments to purchase mortgage loans, referred to as the mortgage pipeline, totaled approximately $716.3 million. Of the mortgage pipeline, we had, as of June 30, 2001, approximately $342.4 million for which we had interest rate risk. The remaining $373.9 million of mortgage loans is not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of:

  . loans under contract to be placed with a private investor through a best efforts agreement, where the investor purchases the loans from us at the contractual loan rate;

  . loans with floating interest rates which close at the current market rate; and

  . loans where the original fixed interest rate commitment has expired and which will be repriced at the current market rate.

   Our mortgage division has adopted a policy intended to reduce interest rate risk incurred as a result of market movements that occur between the time commitments to purchase mortgage loans are made and the time the loans are closed. Accordingly, commitments to purchase loans will be covered either by a mandatory sale of such loans into the secondary market or by the purchase of an option to deliver to the secondary market a mortgage-backed security. The mandatory sale commitment is fulfilled with loans closed by us through pairing off the commitment by purchasing loans through the secondary market. In some circumstances, we seek best execution by pairing off the commitment to sell closed loans and fulfilling that commitment with loans we purchase through the secondary market. We consider the cost of the hedge to be part of the cost of our servicing rights, and therefore the hedge is accounted for as part of the cost of our servicing portfolio. As a result, any gain or loss on the hedge reduces or increases, as appropriate, the cost basis of the servicing portfolio.

   In September 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which we adopted effective January 1, 2001. SFAS No. 133 requires us to recognize all derivatives as assets or liabilities in our balance sheet at fair value. For derivatives that are not designated as hedges, we must recognize the gain or loss in earnings in the period of change. For derivatives that are designated as hedges, we must recognize changes in the fair value of the hedged assets, liabilities, or firm commitments in earnings or in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. We must also immediately recognize the ineffective portion of a derivative's change in fair value. At December 31, 2000, unrealized losses, net of tax, associated with our $69 million of mandatory commitments that would be reported as a reduction of other comprehensive income under SFAS No. 133, was approximately $95,000. For the six month period ended June 30, 2001, we experienced unrealized gain, net of tax, associated with our $168.8 million of mandatory commitments that would be reported as a gain of other comprehensive income under SFAS No. 133, of approximately $677,267, representing an approximately $.37 increase in book value per share for that period.

   In hedging our mortgage pipeline, we must use a best estimation of the percentage of the pipeline that will not close, which we refer to as the "fallout." Fallout is caused by, among other things, the borrowers' failures to qualify for the loan, construction delays, inadequate appraisal values and changes in interest rates which are substantial enough for the borrower to seek another financing source. An increasing interest rate environment provides greater motivation for the consumer to lock rates and close loans. Conversely, in a decreasing interest rate environment, the consumer has a tendency to delay locking rates and closing loans in order to obtain the lowest rate. As a result, an increasing interest rate environment generally results in our fallout ratio to be less than in an average market. In a decreasing rate environment, our fallout ratio tends to be greater than in an average market. If our fallout ratio is greater than anticipated, we will have more mandatory commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must purchase the loans to meet the mandatory commitment on the secondary market and therefore will have interest rate risk in these loans. If our fallout ratio is less than anticipated, we will have fewer mandatory commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must sell the loans on the secondary market without a mandatory commitment and therefore will have interest rate risk in these loans.

   Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate the fallout. While we may use other hedging techniques other than mandatory and optional delivery, our mortgage division's secondary marketing policy does not allow speculation. As of June 30, 2001, we had purchase commitment agreements in place, terminating between July and September of 2001, with respect to an aggregate of approximately $136.9 million to hedge our mortgage pipeline of $342.4 million for which we had an interest rate risk, compared to $87.9 million and $124.5 million, respectively, one year earlier.

   We use additional tools to monitor and manage interest rate sensitivity. One of our tools is the shock test. The shock test projects the effect of an interest rate increase and decrease for 100 and 200 basis points movements. The test projects the effect on our rate sensitive assets and liabilities, mortgage pipeline, purchased mortgage servicing rights and mortgage production.

   We continually try to manage our interest rate sensitivity gap. Attempting to reduce the gap is a constant challenge in a changing interest rate environment and one of the objectives of our asset/liability management strategy.

Effects of Inflation

   Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also has reduced interest rates on six occasions for a total of 275 basis points in the first six months of 2001.

   In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking businesses, and our shareholders' equity. With respect to our mortgage banking business, mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

                       TRANSACTIONS WITH RELATED PARTIES

   The directors and officers of Crescent, Crescent Bank and CMS, and some of the business organizations and individuals associated with our directors and officers, have been customers of Crescent Bank and have had, and may continue to have, banking transactions with Crescent Bank in the ordinary course of business. These banking transactions include loans, commitments, lines of credit and letters of credit and were made on substantially the same terms, including interest rates, repayment terms and collateral, as those terms prevailing at the time for comparable banking transactions with other unrelated persons. These transactions did not and do not involve any greater than normal risk of collectibility or other unfavorable terms or features. We anticipate additional banking transactions with these persons and businesses in the future. At September 30, 2001, the amount of credit that we extended to our directors, executive officers, principal shareholders and their associates was approximately $2.8 million, or approximately 2.6% of our total consolidated shareholders equity.

                           SUPERVISION AND REGULATION

   Bank holding companies, banks and mortgage companies are extensively regulated under both federal and state law. The following discussion summarizes some of the relevant statutes, rules, and regulations affecting us. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere in this prospectus and is not intended to be a complete description of the statutes or regulations applicable to our business. Any change in these laws or regulations may have an important effect on our business. Supervision, regulation, and examination of bank holding companies, banks and mortgage companies by regulatory agencies are intended primarily for the protection of bank depositors rather than holders of our common stock.

Bank Holding Company Regulation

 General

   Crescent is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As a bank holding company registered with the Federal Reserve under the Bank Holding Company Act and the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia, Crescent is subject to supervision, examination, and reporting by the Federal Reserve and the Georgia Department. Crescent's activities will be limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, or engaging in any other activity that the Federal Reserve determines to be so closely related to banking, or managing or controlling banks, as to be a proper incident to these activities.

   Crescent is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Crescent and may examine its subsidiaries, including Crescent Bank. The Georgia Department also may examine Crescent.

 Investment Activities

   The Bank Holding Company Act requires prior Federal Reserve approval for, among other things:

  . the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

  . a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

   Under the Bank Holding Company Act, Crescent will be generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in non-banking activities unless the Federal Reserve, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident to these activities.

   In addition, and subject to exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval--or, depending on the circumstances, no notice of disapproval--prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company.

   The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, so that any bank holding company located in one state may lawfully acquire a bank located in any other state, regardless of state law to the contrary, in either case subject to deposit-percentage, aging requirements, and other restrictions. The Riegle-Neal Interstate Banking and Branching Efficiency Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. In March 1996, the Georgia legislature adopted legislation opting into interstate branching effective June 1, 1997.

   The Economic Growth and Regulatory Paperwork Reduction Act of 1996, or EGRPRA, streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking activity without prior notice to the Federal Reserve; however, written notice is required within 10 days after commencing the activity. Under EGRPRA, the prior notice period is reduced to 12 days if any non-banking acquisition or share purchase or de novo non-banking activity previously approved by order of the Federal Reserve but not yet implemented by regulations, assuming the size of the acquisition or proposed activity does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 Capital.

   In 1997, the Federal Reserve adopted amendments to its Regulation Y, implementing some of the provisions of EGRPRA. Among other things, these amendments to Federal Reserve Regulation Y:

  . reduce the notice and application requirements applicable to bank and non-bank acquisitions and de novo expansion by well-capitalized and well-managed holding companies;

  . expand the list of non-banking activities permitted under Regulation Y and reduce limitations on previously permitted activities; and

  . amend Federal Reserve anti-tying restrictions to allow banks greater flexibility to package products with their affiliates.

   In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the Gramm-Leach-Bliley Act, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the Gramm-Leach-Bliley Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While Crescent has not elected to become a financial holding company in order to exercise the broader activity powers provided by the Gramm-Leach-Bliley Act, we may elect to do so in the future.

 Georgia Department

   Crescent is also regulated by the Georgia Department. The Georgia Code requires all Georgia bank holding companies to register annually with the Georgia Department. This registration includes information with respect to the financial condition, operations, and management of intercompany relationships of the bank holding company and its subsidiaries and related matters. The Georgia Department may also require other information necessary to keep itself informed as to whether there has been compliance with the provisions of Georgia law and the regulations and orders issued by the Georgia Department. The Georgia Code also requires prior Georgia Department approval for the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank, for a merger or consolidation of a bank holding company with another bank holding company, or for other similar investment activities regulated by the Bank Holding Company Act.

 Source of Financial Strength

   Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. However, any loans from the bank holding company to those subsidiary banks will likely be unsecured and subordinated to that bank's depositors and perhaps to other creditors of that bank.

Bank Regulation

 General

   Crescent Bank is a Georgia bank whose deposits are insured by the FDIC's Bank Insurance Fund. Crescent Bank is subject to regulation and examination by the Georgia Department and by its primary federal regulator, the FDIC. The Georgia Department and the FDIC will regulate and monitor all of Crescent Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates, and the establishment of branches. Interest and other charges collected or contracted for by Crescent Bank will be subject to state usury laws and federal laws concerning interest rates.

   Under the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, all insured institutions must undergo regular on-site examination by the appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, the appropriate banking agency and, when appropriate, state supervisors. FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition, or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to, among other things:

  . internal controls, information systems, and audit systems;

  . loan documentation;

  . credit underwriting;

  . interest rate risk exposure; and

  . asset quality.

 Transactions With Affiliates and Insiders

   We are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to investments in or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In addition, most of these loans and some other transactions must be secured in prescribed amounts.

   We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a financial institution from engaging in some types of transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. We are subject to restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. These extensions of credit:

  . must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

  . must not involve more than the normal risk of repayment or present other unfavorable features.

 Dividends

   Various statutes and contracts limit Crescent Bank's ability to pay dividends, extend credit or otherwise supply funds to us and our subsidiaries. We expect dividends from Crescent Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Under Georgia law, the Georgia Department's approval of a dividend by Crescent Bank generally is required if:

  . total classified assets at the most recent examination of Crescent Bank exceed 80% of equity capital as reflected at that examination;

  . the aggregate amount of dividends to be paid in the calendar year exceeds
    50% of Crescent Bank's net profits, after taxes but before dividends, for the previous year; or

  . the ratio of Crescent Bank's equity capital to its adjusted total assets is less than 6%.

   The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC regularly examines Crescent Bank and has the authority to approve or disapprove the establishment of branches, mergers, consolidations and other similar corporate actions. Furthermore, the FDIC has the right to prevent or remedy unsafe or unsound banking practices or other violations of law.

 Other Regulations

   Interest and other charges collected or contracted for by Crescent Bank will be subject to state usury laws and federal laws concerning interest rates. Crescent Bank's loan operations will also be subject to federal laws applicable to credit transactions, such as:

  . the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

  . the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  . the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

  . the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

  . the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

  . the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of Crescent Bank are also subject to:

  . the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  . the Electronic Funds Transfer Act and Regulation E issued by the Federal
    Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Mortgage Banking Regulation

   CMS is licensed and regulated as a "mortgage banker" by the Georgia Department. It is also qualified as a Freddie Mac seller/servicer and must meet the requirements of the corporations and various private parties with which it conducts business, including warehouse lenders and those private entities to which it sells mortgage loans.

Enforcement Policies and Actions

   FIRREA and subsequent federal legislation significantly increases the enforcement authorities of the FDIC and other federal depository institution regulators and authorizes the imposition of civil money penalties of up to $1 million per day. Persons who are affiliated with depository institutions can be removed from any office held in that institution and banned for life from participating in the affairs of any financial institution. The banking regulators have not hesitated to use the enforcement authorities provided under FIRREA.

Capital Regulations

   The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and state non-member banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of Tier 2 Capital, which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

   In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio applicable to them.

   FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

   The capital measures used by the federal banking regulators are:

  . the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2
    Capital;

  . the Tier 1 Capital ratio; and

  . the leverage ratio.

   Under these regulations, a bank will be:

  . ""well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

  . ""adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater--or 3% in certain circumstances--and is not well capitalized;

  . ""undercapitalized'' if it has a Total Capital ratio of less than 8% or a Tier 1 Capital ratio of less than 4%--or 3% in certain circumstances;

  . ""significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

  . ""critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

   The Federal Reserve has adopted changes to its risk-based and leverage ratio requirements applicable to bank holding companies and state-chartered member banks that require that all intangibles, including core deposit intangibles, purchased mortgage servicing rights and purchased credit card relationships be deducted from Tier 1 Capital. The changes, however, grandfather identifiable assets, other than purchased mortgage servicing rights and purchased credit card relationships, acquired on or before February 19, 1992, and permit the inclusion of readily marketable purchased mortgage servicing rights and purchased credit card relationships to be included in Tier 1 Capital only up to the lesser of:

  . 90% of their fair market value; and

  . 100% of the remaining unamortized book value of those assets.

The FDIC has adopted substantially similar regulations.

   As of June 30, 2001, Crescent had Tier 1 Capital and Total Capital of approximately 5.69% and 9.49% of risk-weighted assets, while Crescent Bank had Tier 1 Capital and Total Capital of approximately 9.25% and 10.17% of risk-weighted assets. As of June 30, 2001, Crescent had a leverage ratio of Tier 1 Capital to total average assets of approximately 8.82% and Crescent Bank had a leverage ratio of Tier 1 Capital to total average assets of approximately 6.64%.

   We have not been informed of a particular leverage capital requirement applicable to us; however, we have agreed with the Georgia Department to maintain a leverage ratio of 8%. At June 30, 2001 Crescent Bank's leverage ratio was 6.64%.

   The Georgia Department also expects bank holding companies to maintain minimum levels of primary capital and adjusted primary capital on a consolidated basis--generally 5% of total assets. Under Georgia Department policies, the components of primary capital include:

  . common stock;

  . perpetual preferred stock;

  . surplus,

  . undivided profits;

  . mandatory convertible instruments;

  . allowances for loan and lease losses;

  . minority interests in consolidated subsidiaries and certain types of debt for loan and lease losses;

  . minority interests in consolidated subsidiaries; and

  . prescribed types of debt instruments.

While the Georgia Department's policies do not require the risk-weighting of assets, the Georgia Department assumes that moderate degrees of risk exist. If it discovers high amounts of risk or significant non-banking activities, the Georgia Department may require higher capital ratios. Further, the written policies of the Georgia Department require that Georgia banks generally maintain a minimum ratio of primary capital to total assets of 6.0%.

   The following table sets forth the capital information of Crescent and Crescent Bank as of June 30, 2001:

                                                  Capital Adequacy
                                        -------------------------------------
                                             Crescent        Crescent Bank
                                        ------------------ ------------------
                                        Amount  Percentage Amount  Percentage
                                        ------- ---------- ------- ----------
Leverage Ratio:
  Actual............................... $19,013    8.82%   $14,589    6.64%
  Minimum Required(1).................. $13,362    4.00%   $17,578    8.00% (2)
Risk-Based Capital:
Tier 1 Capital
  Actual............................... $19,013    5.69%   $14,589    9.25%
  Minimum Required..................... $ 8,620    4.00%   $ 6,310    4.00%
Total Capital:
  Actual............................... $20,459    9.49%   $16,035   10.17%
  Minimum Required..................... $17,239    8.00%   $12,620    8.00%

--------------------
(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.
(2) Results from an agreement with the Georgia Department.

   On December 20, 1996, the FDIC adopted the Federal Financial Institutions Examination Council's updated statement of policy entitled "Uniform Financial Institutions Rating System" effective January 1, 1997. The Uniform Financial Institutions Rating System is an internal rating system used by the federal and state regulators for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Under the previous rating system, each financial institution was assigned a confidential composite rating based on an evaluation and rating of five essential components of an institution's financial condition and operations, including:

  . capital adequacy;

  . asset quality;

  . management;

  . earnings; and

  . liquidity.

   The major changes include an increased emphasis on the quality of risk management practices and the addition of a sixth component of sensitivity to market risk. For most institutions, the FDIC has indicated that market risk primarily reflects exposures to changes in interest rate. When regulators evaluate this component, consideration is expected to be given to:

  . management's ability to identify, measure, monitor and control market risk;

  . the institution's size;

  . the nature and complexity of its activities and its risk profile; and

  . the adequacy of its capital and earnings in relation to its level of market risk exposure.

   Market risk is rated based upon, but not limited to, an assessment of:

  . the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices or equity prices;

  . management's ability to identify, measure and control exposure to market risk; and

  . the nature and complexity of interest rate risk exposure arising from nontrading positions.

FDICIA

   FDICIA directs that each federal banking regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to:

  . internal controls;

  . information systems;

  . internal audit systems;

  . loan documentation;

  . credit underwriting;

  . interest rate exposure;

  . asset growth;

  . compensation;

  . a maximum ratio of classified assets to capital;

  . minimum earnings sufficient to absorb losses;

  . a minimum ratio of market value to book value for publicly traded shares;
     and

  . other standards that the agency deems appropriate.
These standards are not expected to have any material effect on Crescent or Crescent Bank.

   FDICIA also contains a variety of other provisions that may affect the operations of Crescent, including: new reporting requirements;

  . regulatory standards for estate lending;

  . ""truth in savings" provisions;

  . the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch; and

a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC. Under regulations relating to brokered deposits, Crescent Bank is well capitalized and not restricted.

   FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of a dividend or paying any management fee to its holding company if the depository institution would be undercapitalized as a result. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan for approval. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of:

  . 5% of the depository institution's total assets at the time it became undercapitalized; and

  . the amount necessary to bring the institution into compliance with applicable capital standards.

If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. If the controlling holding company fails to fulfill its obligations under FDICIA and files, or has filed against it, a petition under the federal Bankruptcy Code, the claim would be entitled to a priority in such bankruptcy proceeding over third party creditors of the bank holding company.

   Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

FDIC Insurance Assessments

   Crescent Bank is subject to FDIC deposit insurance assessments. Crescent Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund. The FDIC utilizes a risk-based deposit insurance premium scheme to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

  . well capitalized;

  . adequately capitalized; or

  . undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

   The Bank Insurance Fund assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category, but may rate as high as 31 basis points for some institutions. In addition, the Deposit Insurance Funds Act of 1996 authorized the FDIC to collect FICO deposit assessments on Bank Insurance Fund-assessable deposits, which at June 30, 2001 was 4.88 basis points for Bank Insurance Fund-insured banks.

Community Reinvestment Act

   Crescent and Crescent Bank are subject to the provisions of the Community Reinvestment Act of 1977 and the federal banking agencies' related regulations. Under the Community Reinvestment Act, all banks and thrifts have a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, this assessment is required of any institution which has applied to:

  . charter a national bank;

  . obtain deposit insurance coverage for a newly-chartered institution;

  . establish a new branch office that accepts deposits;

  . relocate an office;

  . merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution; or

  . expand other activities, including engaging in financial services activities authorized by the Gramm-Leach-Bliley Act.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, or to become a "financial holding company," the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and those records may be the basis for denying the application. Following its most recent Community Reinvestment Act examinations, Crescent Bank received a "satisfactory" rating. The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fiscal and Monetary Policy

   Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Crescent, Crescent Bank and CMS will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

   The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and mortgage banking operations and will continue to do so in the future. We cannot predict the conditions in the national and international economies and money markets, the actions and changes in policy by monetary and fiscal authorities, or their effect on Crescent, Crescent Bank and CMS.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If all of the    shares of our common stock offered by this prospectus are
sold in this offering, then following the offering    shares of our common
stock will be issued and outstanding. The    shares offered in this offering
will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include:

  . holders of 5% or more of our common stock;

  . our executive officers and members of our board of directors; and

  . executive officers of Crescent Bank and/or CMS and members of their respective boards of directors.

   In general, any affiliate who purchases shares in this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  (1) 1% of the outstanding shares of our common stock, which would be equal
      to approximately    shares if all of the shares offered by this
      prospectus are sold in this offering; and

  (2) the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale.

   Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of ours for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell their shares under Rule 144 without regard to the volume or other limitations described above.

   Upon the completion of this offering, there will be outstanding options to purchase approximately 153,600 shares of our common stock under employee stock options and director stock options. Each of the outstanding options will become fully vested after a period of one to three years from the date of grant. For additional information regarding these options, see "Financial Statements and Supplementary Data--Note 10."

   We cannot predict the effect, if any, that future market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that sales could occur, could cause the market price of our common stock to decline and could impair our future ability to raise capital through the sale of common stock. See "Risk Factors--Risks Related to This Offering."

                        DESCRIPTION OF OUR CAPITAL STOCK

   The following information concerning our capital stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our capital stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Georgia.

Common Stock

   General. Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock. As of the date of this prospectus, approximately 1,840,248 shares of our common stock were issued and outstanding. In addition, a total of approximately 120,100 shares were subject to outstanding employee stock options and director stock options.

   Voting Rights. The holders of our common stock are entitled to one vote per share and are not entitled to cumulative voting rights in the election of our directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of our directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

   The approval of any business combination requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may only remove a director:

  . for cause; and

  . by the affirmative vote of the holders of two-thirds of our outstanding common stock.

   Classified Board. Our board of directors is divided into four classes, designated class I, class II, class III and class IV. Each of classes I, II and III is to have as equal a number of directors in each class as possible, while class IV will consist at all times of one director. Directors elected by the shareholders to each of classes I, II and III are serving, or will serve, three-year terms of office. Each class IV director elected by the shareholders is serving, or will serve, a one year term.

   The classification of directors makes it more time-consuming to change majority control of our board of directors. At least two shareholder meetings will be required to effect a change in the majority control of our board of directors, except in the event of vacancies resulting from removal for cause or other reason, in which case the remaining directors would fill the vacancies created. The longer time required to elect a majority of a classified board also helps to assure continuity and stability of our management and policies, since a majority of the directors at any given time will have prior experience as our directors.

   The classified board is intended to encourage persons seeking to acquire control of us, through a proxy contest or otherwise, to initiate an acquisition through arm's-length negotiations with our management and board of directors. The classified board could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to our shareholders or favored by a majority of our shareholders. In addition, since the classified board is designed in part to discourage accumulations of large blocks of our common stock by purchasers whose objective is to have the stock repurchased by us at a premium, the classified board could tend to reduce the temporary fluctuation in the market price of our common stock which could be caused by this type of accumulation. Accordingly, holders of our common stock could be deprived of opportunities to sell their shares at a temporarily higher market price.

   Transactions with Interested Shareholders. Our articles of incorporation require the affirmative vote of the holders of at least two-thirds of all the shares of our voting stock not owned by an interested shareholder for the approval of a business combination, merger, consolidation, lease, sale of assets, reclassification of securities or other relevant transactions with an interested shareholder. An "interested shareholder" means any person, including that person's affiliates, who is the beneficial owner of 15% or more of our outstanding stock.

   We believe that the provisions relating to interested shareholder transactions encourage persons seeking control of us to consult with our board of directors, enabling our board of directors to negotiate and give due consideration on behalf of our shareholders and other constituencies as to the merits of any offer which may be made. These provisions also grant us and our board of directors the maximum flexibility to respond to initiatives from others and to pursue acquisition opportunities for us using authorized but unissued shares. These provisions protect us and our shareholders from unsolicited, hostile takeover attempts, which are costly and detract from our efforts to serve our communities pursuant to our successful, long-term plan, and to thereby best serve our shareholders.

   Takeovers or changes in our management that are proposed and effected without prior consultation and negotiation with our management are not necessarily detrimental to us and our shareholders. However, our board of directors believes that the benefits of seeking to protect our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging the proposals.

   Nonetheless, the interested shareholder provisions make more difficult or otherwise discourage attempts for a holder of a substantial block of our capital stock to take control of us without the prior negotiation with our board of directors and, therefore, could have the effect of entrenching incumbent management.

   Dividend Rights. Subject to any preferences of preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by our board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

   Preemptive Rights. The holders of our common stock do not have any preemptive or preferential right to purchase or to subscribe for any additional shares of our common stock or any other securities that we may issue.

   Assessment and Redemption. The shares of our common stock presently outstanding are fully paid and nonassessable. There is no provision for redemption or conversion of our common stock.

   Liquidation Rights. If we liquidate, dissolve or wind-up, whether voluntary or involuntary, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

   Transfer Agent and Registrar. Crescent Bank is the transfer agent and registrar of our common stock.

Preferred Stock

   General. Our articles of incorporation authorize our board of directors, without further shareholder action, to issue from time to time a maximum of 1,000,000 shares of preferred stock, $1.00 par value, in one or more series, upon terms, at times and for consideration as our board of directors may determine. Each series of preferred stock may have voting powers, full or limited, or no voting powers, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are established by our board of directors. We have not issued any shares of our preferred stock as of the date of this prospectus. Any shares of preferred stock issued in the future may have priority over previously issued shares of our common stock as to payment of dividends and upon liquidation.

   Anti-Takeover Considerations. Our organizers authorized the preferred stock without a view toward its use in any shareholder rights plan or other measure which has as its primary purpose making a takeover or change in control of us more difficult. However, the terms of any preferred instrument, as is the case with any financial instrument, could have the effect of discouraging persons who might otherwise seek to attempt to acquire us or control or affect our management or policies.

                                 LEGAL MATTERS

   The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated financial statements of Crescent as of and for the three years ended December 31, 2000 have been included in this prospectus and in the related registration statement in reliance upon the report of Mauldin & Jenkins, LLC, independent certified public accountants, appearing elsewhere in this prospectus and upon the authority of that firm as experts in accounting and auditing.

                                INDEMNIFICATION

   The Georgia Business Corporation Code permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request of, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Georgia law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

   Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Georgia Business Corporation Code. Georgia law also provides that, with specified exceptions, these rights will not be deemed exclusive of other rights of indemnification contained in any bylaw, resolution or agreement approved by the holders of a majority of our voting stock. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Georgia Business Corporation Code. We have purchased and maintain this insurance.

   Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

   As permitted under Georgia law, our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability:

  . for any appropriation, in violation of his duties, of any business opportunity of Crescent;

  . for acts or omissions which involve intentional misconduct or a knowing violation of law;

  . for unlawful corporate distributions; or

  . for any transaction from which the director received an improper personal benefit.

   Under article nine of our bylaws, we are required to indemnify our directors and officers, and we may also indemnify our other employees and agents, against the obligation to pay judgments, fines, penalties, amounts paid in settlement, and reasonable expenses, including attorney's fees, resulting from any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met , and whether to indemnify employees and agents, shall be made by:

  . our board of directors by a majority vote of a quorum consisting of disinterested directors;

  . a majority vote of a committee of disinterested directors;

  . independent legal counsel; or

  . an affirmative vote of the holders of a majority of the shares our common stock held by disinterested shareholders.

No indemnification may be made by or on behalf of a corporate director, officer, employee or agent:

  . in connection with a proceeding by or in our right in which the director, officer, employee or agent was adjudged liable to us; or

  . in connection with any other proceeding in which the director, officer, employee or agent was adjudged liable on the basis that he or she improperly received a personal benefit.

                   THIS PROSPECTUS INCORPORATES INFORMATION
                        BY REFERENCE TO OTHER DOCUMENTS

   The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

   We are incorporating by reference the following documents that we have previously filed with the SEC:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    2000, excluding the information included in that section of our Proxy Statement for the 2000 Annual Meeting of Shareholders entitled "Additional Information;" and

  . Our Quarterly Reports filed on Form 10-Q for the fiscal quarters ended
    March 31, 2001 and June 30, 2001.

   We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. In no event, however, will any of the information that we disclose under Item 9 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus. You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address:

                           Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
                       Attention: J. Donald Boggus, Jr.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. Our filings with the SEC are available on the Internet at the SEC's EDGAR website at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC's public reference rooms at the following addresses:

   450 Fifth Street, N.W.      Woolworth Building          Citicorp Center
         Room 1024                233 Broadway         500 West Madison Street
   Washington, D.C. 20549   New York, New York 10279         Suite 1400
                                                       Chicago, Illinois 60661

   You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our common stock is listed on The Nasdaq SmallCap Market under the symbol "CSNT." You may also inspect the reports and other information that we file with the SEC at The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   We filed a registration statement on Form S-2 with the SEC that covers the securities described in this prospectus. For further information about us and about these securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of our material contracts and other documents. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement. The registration statement can be obtained from the SEC, as described above, or from us at our address provided above.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
Unaudited Consolidated Balance Sheets as of June 30, 2001 and December
 31, 2000................................................................  F-2

Unaudited Consolidated Statements of Operations and Comprehensive Income
 for the three and six months ended June 30, 2001 and 2000...............  F-3

Unaudited Consolidated Statements of Cash Flow for the six months ended
 June 30, 2001 and 2000..................................................  F-4

Notes to Unaudited Consolidated Financial Statements.....................  F-5

Independent Auditor's Report.............................................  F-7

Consolidated Balance Sheets as of December 31, 2000 and 1999.............  F-8

Consolidated Statements of Income for the Years Ended December 31, 2000,
 1999 and 1998...........................................................  F-9

Consolidated Statements of Comprehensive Income for the Years Ended
 December 31, 2000, 1999 and 1998........................................ F-10

Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 2000, 1999 and 1998........................................ F-11

Consolidated Statements of Cash Flows for the Years Ended December 31,
 2000, 1999 and 1998..................................................... F-12

Notes to Consolidated Financial Statements............................... F-13

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       June 30,    December 31,
                                                         2001          2000
                                                     ------------  ------------
ASSETS
Cash and due from banks............................  $ 10,101,314  $  5,120,426
Interest bearing deposits in other banks...........    11,824,130     1,399,075
Federal fund sold..................................    13,586,000       800,000
Securities available-for-sale......................    11,298,036    12,177,326
Securities held-to-maturity, at cost (fair value of
 $6,345,538 and $2,501,340, respectively)..........     6,577,340     2,559,848
Mortgage loans held for sale.......................   162,560,415   108,847,638
Loans..............................................   104,997,302    92,911,487
Less allowance for loan losses.....................    (1,446,133)   (1,350,774)
                                                     ------------  ------------
  Loans, net.......................................   103,551,169    91,560,713
Premises and equipment, net........................     6,197,857     6,263,251
Other real estate owned............................       152,644        21,940
Purchased mortgage servicing rights................     3,594,008     3,781,355
Cash surrender value of life insurance.............     3,548,890     3,444,326
Premium on deposits purchased......................       593,019       630,083
Accounts receivable-brokers and escrow agents......     4,419,540     3,753,749
Other assets.......................................     2,684,575     1,729,274
                                                     ------------  ------------
    Total Assets...................................  $340,688,937  $242,089,004
                                                     ============  ============

LIABILITIES
Deposits
  Noninterest-bearing..............................  $ 27,562,334  $ 30,194,956
  Interest-bearing.................................   169,255,902   131,973,487
                                                     ------------  ------------
    Total deposits.................................   196,818,236   162,168,443
Drafts payable.....................................    11,439,478     6,261,741
Accrued interest and other liabilities.............     7,550,326     2,911,142
Other borrowings...................................   104,588,913    54,946,856
                                                     ------------  ------------
    Total liabilities..............................   320,396,953   226,288,182

Shareholders' equity
  Common stock, par value $1.00; 10,000,000 shares
   authorized; 1,828,922 and 1,820,301 issued,
   respectively....................................     1,828,922     1,820,301
  Capital Surplus..................................     9,205,450     9,121,344
  Retained earnings................................     8,607,867     5,772,774
  Treasury stock, 6,668 shares.....................       (36,091)      (36,091)
  Accumulated other comprehensive income (loss)....       685,836      (877,506)
                                                     ------------  ------------
    Total stockholders' equity.....................    20,291,984    15,800,822
                                                     ------------  ------------
    Total liabilities and stockholders' equity.....  $340,688,937  $242,089,004
                                                     ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                    For the Three Months   For the Six Months
                                       Ended June 30,        Ended June 30,
                                    --------------------- ---------------------
                                       2001       2000       2001       2000
                                    ---------- ---------- ---------- ----------
Interest income:
 Interest and fees on loans.......  $2,804,417 $1,834,251 $5,351,980 $3,354,194
 Interest and fees on mortgage
  loans held for sale.............   4,328,998  2,022,973  7,914,460  3,465,234
 Interest on securities:
   Taxable........................     276,808    268,267    567,528    521,622
   Nontaxable.....................       3,838      3,838      7,676      7,676
 Interest on deposits in other
  banks...........................      83,356      6,395    147,512     36,855
 Interest on Federal funds sold...      98,736      5,468    139,012     33,189
                                    ---------- ---------- ---------- ----------
                                     7,596,153  4,141,192 14,128,168  7,418,770
Interest expense:
 Interest on deposits.............   2,438,079  1,201,208  4,635,451  2,319,349
 Interest on other borrowings.....   1,302,022    723,372  2,446,386  1,272,022
                                    ---------- ---------- ---------- ----------
                                     3,740,101  1,924,580  7,081,837  3,591,371
 Net interest income..............   3,856,052  2,216,612  7,046,331  3,827,399
 Provision for loan losses........     115,000    140,000    230,000    235,000
                                    ---------- ---------- ---------- ----------
 Net interest income after
  provision for loan losses.......   3,741,052  2,076,612  6,816,331  3,592,399
Other income:
 Service charges on deposit
  accounts........................     217,435    101,828    404,389    196,774
 Mortgage servicing fee income....     157,278    282,568    325,324    552,877
 Gestation fee income.............      71,521    190,641    263,407    536,237
 Gains on sale of mortgage
  servicing rights................   6,614,895  1,315,185  9,121,335  2,202,679
 Other............................     259,962      5,831    505,391    211,405
                                    ---------- ---------- ---------- ----------
                                     7,321,091  1,896,053 10,619,846  3,699,972
Other expenses:
 Salaries and employee benefits...   4,876,177  1,915,886  7,822,639  3,654,374
 Net occupancy and equipment
  expense.........................     252,823    256,627    556,541    495,507
 Supplies, postage, and
  telephone.......................     443,239    296,945    814,930    549,450
 Advertising......................     101,883    112,929    197,919    262,123
 Insurance expense................      54,327     45,877    108,013     87,652
 Depreciation and amortization....     510,398    389,433    931,959    810,245
 Legal, professional, outside
  services........................     166,582     -8,143    466,964    235,377
 Director fees....................      47,775     44,075     91,300     79,400
 Mortgage subservicing expense....      78,548     90,677    130,047    175,468
 Other............................     754,482    568,804  1,316,042    877,561
                                    ---------- ---------- ---------- ----------
                                     7,286,234  3,713,110 12,436,354  7,227,157
 Income before income taxes.......   3,775,909    259,555  4,999,823     65,214
 Applicable income taxes..........   1,462,974     89,321  1,882,811     19,356
                                    ---------- ---------- ---------- ----------
 Net income.......................  $2,312,935 $  170,234 $3,117,012 $   45,858
                                    ---------- ---------- ---------- ----------
Other comprehensive income (loss),
 net of tax:
 Unrealized gain on derivatives
  designated as hedges arising
  during period...................     623,242        --     677,267        --
 Unrealized gains (losses) on
  securities available for sale
  arising during period...........      34,459     36,413    886,075    (21,662)
                                    ---------- ---------- ---------- ----------
Comprehensive income (loss).......  $2,970,636 $  206,647 $4,680,354 $   24,196
                                    ========== ========== ========== ==========

Basic earnings per common share...  $     1.27 $     0.10 $     1.72 $     0.03
Diluted earnings per common
 share............................  $     1.25 $     0.09 $     1.68 $     0.03
Cash dividends per share of common
 stock............................  $   0.0775 $   0.0750 $   0.1550 $   0.1450

                 See Notes to Consolidated Financial Statements

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                    For the Six Months Ended
                                                            June 30,
                                                    --------------------------
                                                        2001          2000
                                                    ------------  ------------
Operating Activities:
  Net Income....................................... $  3,117,012  $     45,858
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Accretion of discount on securities............     (419,345)     (496,004)
    Amortization of deposit intangible.............       37,064        37,063
    Amortization of purchased mortgage servicing
     rights........................................      397,200       330,600
    Provision for loan loss........................      230,000       235,000
    Depreciation...................................      534,759       479,645
    Gains on sales of mortgage servicing rights....   (9,121,335)   (2,202,679)
    Increase in stock options outstanding..........          --         35,949
    Increase in mortgage loans held for sale.......  (53,712,777)   (1,790,385)
    (Increase) decrease in interest receivable.....      207,920      (276,890)
    Increase in accounts receivable................     (665,791)     (629,024)
    Increase in drafts payable.....................    5,177,737     8,522,800
    Increase (decrease) in interest payable........       27,864      (178,407)
    Decrease in other assets and liabilities, net..    3,432,506        52,740
                                                    ------------  ------------
      Net cash provided by (used in) operating
       activities..................................  (50,757,186)    4,166,266

Investing Activities:
  Net (increase) decrease in interest-bearing
   deposits in other banks.........................  (10,425,055)      116,837
  Acquisition of securities held-to-maturity.......   (4,439,536)   (1,467,580)
  Proceeds from maturities of securities available-
   for-sale........................................    2,651,194           --
  Proceeds from maturities of securities held-to-
   maturity........................................      543,857           --
  Acquisition of securities available for sale.....          --       (260,500)
  Purchase of life insurance policies..............          --     (1,058,607)
  Acquisition of purchased mortgage servicing
   rights..........................................  (13,118,389)   (6,623,831)
  Proceeds from sales of purchased mortgage
   servicing rights................................   22,029,871     7,187,657
  Decrease in Federal funds sold, net..............  (12,786,000)          --
  Net increase in loans............................  (12,351,160)  (22,748,187)
  Purchase of premises and equipment...............     (469,365)     (907,312)
                                                    ------------  ------------
      Net cash used in investing activities........  (28,364,583)  (25,761,523)

Financing Activities:
  Net increase in deposits.........................   34,649,793    11,959,025
  Net increase in other borrowings.................   49,642,057     9,805,704
  Proceeds from exercise of stock options..........       92,727       194,583
  Dividends paid...................................     (281,920)     (256,213)
                                                    ------------  ------------
      Net cash provided by financing activities....   84,102,657    21,703,099
Net increase (decrease) in cash and cash
 equivalents.......................................    4,980,888       107,842
Cash and cash equivalents at beginning of year.....    5,120,426     5,553,931
                                                    ------------  ------------
Cash and cash equivalents at end of year........... $ 10,101,314  $  5,661,773
                                                    ============  ============

Supplemental Disclosure of Cash Flow Information:
  Cash paid during period for interest.............    7,053,973     3,769,778

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 1--GENERAL

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations of the interim periods have been made. All such adjustments are of a normal recurring nature. Results of operations for the three and six months ended June 30, 2001 are not necessarily indicative of the results of operations for the full year or any interim periods.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Cash flow information: For purpose of the statements of cash flows, cash equivalents include amounts due from banks.

NOTE 3--SERVICING PORTFOLIO

   The Company services residential loans for various investors under contract for a fee. As of June 30, 2001, the Company had purchased loans for which it provides servicing with principal balances totaling $461.9 million.

NOTE 4--EARNINGS (LOSS) PER SHARE

   The following is a reconciliation of net income (loss) (the numerator) and weighted average shares outstanding (the denominator) used in determining basic and diluted earnings (loss) per common share (EPS):

                                            Six Months Ended June 30, 2001
                                        --------------------------------------
                                                    Weighted-Average
                                        Net Income       Shares      Per-Share
                                        (Numerator)  (Denominator)    Amount
                                        ----------- ---------------- ---------
   Basic EPS........................... $3,117,012     1,817,318       $1.72
   Effect of Dilutive securities Stock
    options............................        --         33,757
   Diluted EPS......................... $3,117,012     1,851,075       $1.68

                                            Six Months Ended June 30, 2000
                                        --------------------------------------
                                                    Weighted-Average
                                        Net Income       Shares      Per-Share
                                        (Numerator)  (Denominator)    Amount
                                        ----------- ---------------- ---------
   Basic EPS........................... $   45,858     1,774,028       $0.03
   Effect of Dilutive securities Stock
    options............................        --         76,808
   Diluted EPS......................... $   45,858     1,850,836       $0.03

                                           Three Months Ended June 30, 2001
                                        --------------------------------------
                                                    Weighted-Average
                                        Net Income       Shares      Per-Share
                                        (Numerator)  (Denominator)    Amount
                                        ----------- ---------------- ---------
   Basic EPS........................... $2,312,935     1,819,056       $1.27
   Effect of Dilutive securities Stock
    options............................        --         37,546
   Diluted EPS......................... $2,312,935     1,856,602       $1.25

                            CRESCENT BANKING COMPANY

                                           Three Months Ended June 30, 2000
                                        --------------------------------------
                                                    Weighted-Average
                                        Net Income       Shares      Per-Share
                                        (Numerator)  (Denominator)    Amount
                                        ----------- ---------------- ---------
   Basic EPS...........................  $170,234      1,782,005       $0.10
   Effect of Dilutive securities Stock
    options............................       --          57,878
   Diluted EPS.........................  $170,234      1,839,883       $0.09

NOTE 5--SUPPLEMENTAL SEGMENT INFORMATION

   Crescent Banking Company (the "Company") has two reportable segments: commercial banking and mortgage banking. The commercial banking segment provides traditional banking services offered through Crescent Bank & Trust Company (the "Bank"). The mortgage banking segment provides mortgage loan origination and servicing offered through the Bank and Crescent Mortgage Services, Inc. ("CMS").

   The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses. The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices.

   The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                     For the 6 months ended June 30, 2001
                                 ---------------------------------------------
                                 Commercial   Mortgage     All
                                   Banking     Banking    Other       Total
                                 ----------- ----------- --------  -----------
   Interest income..............   6,213,708   7,914,460            14,128,168
   Interest expense.............   3,027,185   4,054,652      --     7,081,837
                                 ----------- ----------- --------  -----------
   Net interest income..........   3,186,523   3,859,808      --     7,046,331
   Provision for loan loss......     230,000         --       --       230,000
   Other revenue from external
    customers...................     632,407   9,987,439      --    10,619,846
   Other expenses...............   3,003,236   9,150,888  282,230   12,436,354
   Segment pre-tax earnings.....     585,694   4,696,359 (282,230)   4,999,823
   Segment assets............... 163,307,074 177,381,863      --   340,688,937
                                     For the 6 months ended June 30, 2000
                                 ---------------------------------------------
                                 Commercial   Mortgage     All
                                   Banking     Banking    Other       Total
                                 ----------- ----------- --------  -----------
   Interest income..............   5,174,157   2,244,613      --     7,418,770
   Interest expense.............   2,330,833   1,260,538      --     3,591,371
                                 ----------- ----------- --------  -----------
   Net interest income..........   2,843,324     984,075      --     3,827,399
   Provision for loan loss......     235,000         --                235,000

   Other revenue from external
    customers.................      296,229   3,403,743              3,699,972
   Other expenses.............    2,349,443   4,755,607   122,107    7,227,157
   Segment pre-tax earnings...      555,110    (367,789) (122,107)      65,214
   Segment assets.............  103,550,418 102,656,985       --   206,207,403

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Crescent Banking Company and Subsidiaries
Jasper, Georgia

   We have audited the accompanying consolidated balance sheets of the CRESCENT BANKING COMPANY AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Banking Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

                                          /s/ Mauldin & Jenkins LLC

Atlanta, Georgia
February 9, 2001

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                        2000          1999
                                                    ------------  ------------
ASSETS
Cash and due from banks............................ $  5,120,426  $  5,553,931
Interest-bearing deposits in banks.................    1,399,075       193,151
Federal fund sold..................................      800,000           --
Securities available-for-sale......................   12,177,326    10,751,741
Securities held-to-maturity, at cost (fair value
 2000--$2,501,340; 1999--1,000,000)................    2,559,848     1,000,000
Mortgage loans held for sale.......................  108,847,638    87,284,155
Loans..............................................   92,911,487    54,077,286
Less allowance for loan losses.....................    1,350,774       864,689
                                                    ------------  ------------
  Loans, net.......................................   91,560,713    53,212,597
Purchased mortgage servicing rights................    3,781,355     4,212,261
Accounts receivable-brokers and escrow agents......    3,753,749     3,107,498
Premises and equipment.............................    6,263,251     6,036,385
Other real estate owned............................       21,940        21,940
Cash surrender value of life insurance.............    3,444,326     2,101,068
Deposit intangible.................................      630,083       704,210
Other assets.......................................    1,729,274     1,574,368
                                                    ------------  ------------
    Total assets................................... $242,089,004  $175,753,305
                                                    ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing.............................. $ 30,194,956  $ 20,061,680
  Interest-bearing.................................  131,973,487    90,244,973
                                                    ------------  ------------
    Total deposits.................................  162,168,443   110,306,653
Drafts payable.....................................    6,261,741     2,765,182
Other borrowings...................................   54,946,856    45,676,823
Federal funds purchased............................          --        110,000
Deferred income taxes..............................      531,888       805,711
Other liabilities..................................    2,379,254     1,228,013
                                                    ------------  ------------
    Total liabilities..............................  226,288,182   160,892,382
                                                    ------------  ------------
Commitments and contingencies
Stockholders' equity
  Preferred stock, par value $1, 1,000,000 shares
   authorized, no shares issued or outstanding.....
  Common stock, par value $1; 10,000,000 shares
   authorized; 1,820,301 and 1,760,536 issued,
   respectively....................................    1,820,301     1,760,536
  Capital surplus..................................    9,121,344     8,774,674
  Retained earnings................................    5,772,774     5,260,457
  Treasury stock, 6,668 shares.....................      (36,091)      (36,091)
  Accumulated other comprehensive loss.............     (877,506)     (898,653)
                                                    ------------  ------------
    Total stockholders' equity.....................   15,800,822    14,860,923
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $242,089,004  $175,753,305
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended December 31, 2000, 1999 and 1998

                                              2000        1999         1998
                                           ----------- -----------  -----------
Interest income
  Loans................................... $ 8,105,842 $ 4,911,841  $ 4,153,310
  Mortgage loans held for sale............   8,230,250   9,131,244    8,351,498
  Taxable securities......................   1,095,151     592,841      177,779
  Nontaxable securities...................      15,353      15,353       15,353
  Deposits in banks.......................      56,101     272,391      127,959
  Federal funds sold......................      46,964     220,111      139,614
                                           ----------- -----------  -----------
    Total interest income.................  17,549,661  15,143,781   12,965,513
                                           ----------- -----------  -----------
Interest expense
  Deposits................................   5,758,382   4,692,273    3,653,994
  Other borrowings........................   3,200,520   3,585,181    2,425,164
                                           ----------- -----------  -----------
    Total interest expense................   8,958,902   8,277,454    6,079,158
                                           ----------- -----------  -----------
    Net interest income...................   8,590,759   6,866,327    6,886,355
Provision for loan losses.................     500,000     190,000      153,000
                                           ----------- -----------  -----------
    Net interest income after provision
     for loan losses......................   8,090,759   6,676,327    6,733,355
                                           ----------- -----------  -----------
Other income
  Service charges on deposit accounts.....     498,677     298,879      222,684
  Gestation fee income....................     621,882   2,529,586    2,123,569
  Mortgage loan servicing fees............   1,049,771   1,262,767      934,894
  Gains on sales of purchased mortgage
   servicing rights.......................   6,212,197   9,804,994   10,219,326
  Gains on sales of mortgage loans held
   for sale...............................     264,299     501,270    1,669,511
  Net realized gains (losses) on sales of
   securities available-for-sale..........         --       (2,527)       2,850
  Other operating income..................     344,446     185,441       50,729
                                           ----------- -----------  -----------
    Total other income....................   8,991,272  14,580,410   15,223,563
                                           ----------- -----------  -----------
Other expenses
  Salaries and employee benefits..........   7,674,541   9,510,943    8,803,460
  Equipment and occupancy expenses........   2,207,908   1,936,297    1,230,088
  Other operating expenses................   5,681,065   7,796,570    7,095,945
                                           ----------- -----------  -----------
    Total other expenses..................  15,563,514  19,243,810   17,129,493
                                           ----------- -----------  -----------
    Income before income taxes............   1,518,517   2,012,927    4,827,425
Income tax expense........................     474,298     719,741    1,740,461
                                           ----------- -----------  -----------
    Net income............................ $ 1,044,219 $ 1,293,186  $ 3,086,964
                                           =========== ===========  ===========
Basic earnings per share.................. $      0.59 $      0.76  $      1.85
                                           =========== ===========  ===========
Diluted earnings per share................ $      0.57 $      0.71  $      1.80
                                           =========== ===========  ===========

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years Ended December 31, 2000, 1999 and 1998

                                                2000       1999        1998
                                             ---------- ----------  ----------
Net income.................................. $1,044,219 $1,293,186  $3,086,964
                                             ---------- ----------  ----------
Other comprehensive income (loss):
  Unrealized gains (losses) on securities
   available-for-sale:
    Unrealized holding gains (losses)
     arising during period, net of tax
     (benefits) of $14,098, $(594,990) and
     $(2,301), respectively.................     21,147   (892,484)     (3,231)
    Reclassification adjustment for gains
     (losses) realized in net income, net of
     tax (benefit) of $--, $(1,011) and
     $1,140, respectively...................        --       1,516      (1,710)
                                             ---------- ----------  ----------
Other comprehensive income (loss)...........     21,147   (890,968)     (4,941)
                                             ---------- ----------  ----------
Comprehensive income........................ $1,065,366 $  402,218  $3,082,023
                                             ========== ==========  ==========




                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 2000, 1999 and 1998

                                                                                         Accumulated
                              Common Stock                             Treasury Stock       Other         Total
                          --------------------  Capital     Retained   ---------------  Comprehensive Stockholders'
                           Shares   Par Value   Surplus     Earnings   Shares   Cost        Loss         Equity
                          --------- ---------- ----------  ----------  ------ --------  ------------- -------------
BALANCE, DECEMBER 31,
 1997...................    726,354 $  726,354 $6,768,003  $1,554,047  3,334  $(36,091)   $  (2,744)   $ 9,009,569
 Net income.............        --         --         --    3,086,964    --        --           --       3,086,964
 Issuance of common
  stock.................    135,000    135,000  2,004,762         --     --        --           --       2,139,762
 Common stock split.....    862,754    862,754   (862,754)        --   3,334       --           --             --
 Cash dividends
  declared, $.165 per
  share.................        --         --         --     (273,267)   --        --           --        (273,267)
 Increase in stock
  options outstanding...        --         --     344,731         --     --        --           --         344,731
 Exercise of stock
  options...............      2,600      2,600     33,030         --     --        --           --          35,630
 Other comprehensive
  loss..................        --         --         --          --     --        --        (4,941)        (4,941)
                          --------- ---------- ----------  ----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 1998...................  1,726,708  1,726,708  8,287,772   4,367,744  6,668   (36,091)      (7,685)    14,338,448
 Net income.............        --         --         --    1,293,186    --        --           --       1,293,186
 Cash dividends
  declared, $.23 per
  share.................        --         --         --     (400,473)   --        --           --        (400,473)
 Increase in stock
  options outstanding...        --         --     262,721         --     --        --           --         262,721
 Exercise of stock
  options...............     30,800     30,800    152,470         --     --        --           --         183,270
 Restricted stock
  awards................      3,028      3,028     48,340         --     --        --           --          51,368
 Tax benefit from
  exercise of stock
  options...............        --         --      23,371         --     --        --           --          23,371
 Other comprehensive
  loss..................        --         --         --          --     --        --      (890,968)      (890,968)
                          --------- ---------- ----------  ----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 1999...................  1,760,536  1,760,536  8,774,674   5,260,457  6,668   (36,091)    (898,653)    14,860,923
 Net income.............        --         --         --    1,044,219    --        --           --       1,044,219
 Cash dividends
  declared, $.30 per
  share.................        --         --         --     (531,902)   --        --           --        (531,902)
 Decrease in stock
  options outstanding...        --         --     (12,897)        --     --        --           --         (12,897)
 Exercise of stock
  options...............     53,599     53,599    280,950         --     --        --           --         334,549
 Restricted stock
  awards................      6,166      6,166     78,617         --     --        --           --          84,783
 Other comprehensive
  income................        --         --         --          --     --        --        21,147         21,147
                          --------- ---------- ----------  ----------  -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 2000...................  1,820,301 $1,820,301 $9,121,344  $5,772,774  6,668  $(36,091)   $(877,506)   $15,800,822
                          ========= ========== ==========  ==========  =====  ========    =========    ===========

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999 and 1998

                                          2000          1999          1998
                                      ------------  ------------  ------------
Operating activities:
 Net income.......................... $  1,044,219  $  1,293,186  $  3,086,964
 Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
   Accretion of discount on
    securities.......................     (763,388)     (434,888)     (120,968)
   Depreciation......................      973,558       808,579       475,814
   Amortization of purchased mortgage
    servicing rights.................      744,700       967,172     1,216,200
   Amortization of deposit
    intangible.......................       74,127        37,064           --
   Provision for loan losses.........      500,000       190,000       153,000
   Increase (decrease) in stock
    options outstanding..............      (12,897)      262,721       344,731
   Loss on sale of other real estate
    owned............................          --          6,417         3,333
   Income on life insurance
    policies.........................     (143,258)      (49,068)          --
   Deferred income taxes.............     (287,921)      (97,991)      (94,368)
   (Gain) loss on sale of securities
    available-for-sale...............          --          2,527        (2,850)
   Gains on sales of purchased
    mortgage servicing rights........   (6,212,197)   (9,804,994)  (10,219,326)
   Restricted stock awards...........       84,783        45,079         6,289
   Net (increase) decrease in
    mortgage loans held for sale.....  (21,563,483)   41,125,514   (79,010,798)
   (Increase) decrease in accounts
    receivable--brokers and escrow
    agents...........................     (646,251)    1,696,710    (1,508,746)
   Increase (decrease) in drafts
    payable..........................    3,496,559    (2,218,963)    1,820,796
   (Increase) decrease in interest
    receivable.......................     (539,588)      109,829      (350,886)
   Increase (decrease) in interest
    payable..........................       43,065      (135,831)       98,822
   Other operating activities........    1,492,858    (2,351,458)    2,136,869
                                      ------------  ------------  ------------
   Net cash provided by (used in)
    operating activities.............  (21,715,114)   31,451,605   (81,965,124)
                                      ------------  ------------  ------------
Investing activities:
 Purchase of securities available-
  for-sale...........................     (738,000)   (9,520,805)   (1,706,364)
 Proceeds from sales of securities
  available-for-sale.................          --      1,321,250       501,094
 Proceeds from maturities of
  securities available-for-sale......          --        500,000           --
 Purchase of securities held-to-
  maturity...........................   (1,448,800)   (1,000,000)          --
 Net (increase) decrease in federal
  funds sold.........................     (800,000)    7,510,000    (6,200,000)
 Net (increase) decrease in
  interest-bearing deposits in
  banks..............................   (1,205,924)      540,032       347,286
 Net increase in loans...............  (38,848,116)  (12,860,192)   (4,911,493)
 Proceeds from sale of other real
  estate owned.......................          --        321,890       149,989
 Purchase of premises and
  equipment..........................   (1,200,424)   (1,824,016)   (1,565,629)
 Acquisition of purchased mortgage
  servicing rights...................  (16,180,795)  (22,374,576)  (16,142,685)
 Proceeds from sales of purchased
  mortgage servicing rights..........   22,079,198    31,004,283    25,285,228
 Purchase of life insurance
  policies...........................   (1,200,000)   (2,052,000)          --
                                      ------------  ------------  ------------
   Net cash used in investing
    activities.......................  (39,542,861)   (8,434,134)   (4,242,574)
                                      ------------  ------------  ------------
Financing activities:
 Net increase (decrease) in
  deposits........................... $ 51,861,790  $ (2,960,056) $ 24,920,905
 Net increase (decrease) in other
  borrowings.........................    9,270,033   (29,079,488)   60,447,661
 Net increase (decrease) in federal
  funds purchased....................     (110,000)      110,000           --
 Dividends paid......................     (531,902)     (400,473)     (273,267)
 Net proceeds from sale of common
  stock..............................          --            --      2,139,762
 Proceeds from exercise of stock
  options............................      334,549       183,270        35,630
 Net cash received in branch
  acquisition........................          --     10,301,160           --
                                      ------------  ------------  ------------
   Net cash provided by (used in)
    financing activities.............   60,824,470   (21,845,587)   87,270,691
                                      ------------  ------------  ------------
Net increase (decrease) in cash and
 due from banks......................     (433,505)    1,171,884     1,062,993
Cash and due from banks at beginning
 of year.............................    5,553,931     4,382,047     3,319,054
                                      ------------  ------------  ------------
Cash and due from banks at end of
 year................................ $  5,120,426  $  5,553,931  $  4,382,047
                                      ============  ============  ============
Supplemental disclosures:
 Cash paid (received) for:
   Interest.......................... $  8,915,837  $  8,413,285  $  5,980,336
   Income taxes...................... $   (393,648) $  1,691,701  $  1,347,197
 Principal balances of loans
  transferred to other real estate
  owned.............................. $        --   $     86,998  $    264,662
Branch acquisition:
 Premises and equipment.............. $        --   $ (1,651,739) $        --
 Other assets........................          --         (5,864)          --
 Deposit intangible..................          --       (741,274)          --
 Deposits............................          --     12,664,920           --
 Other liabilities...................          --         35,117           --
                                      ------------  ------------  ------------
 Net cash received................... $        --   $ 10,301,160  $        --
                                      ============  ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   Crescent Banking Company (the "Company") provides a full range of banking services to individual and corporate customers through its subsidiary, Crescent Bank and Trust Company (the "Bank") in Jasper, Pickens County, Georgia and the surrounding areas. The Bank also provides mortgage loan origination and servicing to customers throughout the southeastern United States. The Company also offers mortgage banking services through its subsidiary, Crescent Mortgage Services, Inc. ("CMS"). CMS, located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland provides mortgage loan servicing to customers throughout the eastern half of the United States.

Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of purchased mortgage servicing rights, the valuation of foreclosed real estate, and deferred taxes.

Cash, Due from Banks and Cash Flows

   For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks, accounts receivable-brokers and escrow agents, deposits, drafts payable, other borrowings, and federal funds purchased are reported net.

   The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

   Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities, including restricted stock, without a readily determinable fair value are classified as available-for-sale and recorded at cost.

   Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

                            CRESCENT BANKING COMPANY

Mortgage Loans Held for Sale

   The Company originates first mortgage loans with the intention to sell the loans in the secondary market and are carried at the lower of cost or fair value. Interest collected on these loans during the period they are held in inventory is included in interest income. Income from the sale of these loans is recognized at the time of sale and is determined by the difference between net sales proceeds and the book value of the loans.

Loans

   Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income on loans is accrued on the unpaid balance.

   Loan origination fees and certain direct costs of loans are recognized at the time the loan is recorded. Because net loan origination fees and costs are not material, the results of operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

   The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

   The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

   The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

   A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Purchased Mortgage Servicing Rights

   Purchased mortgage servicing rights represent the cost of acquiring the rights to service mortgage loans. Those rights are being amortized in proportion to, and over the period of, estimated future net servicing income. Gains related to the sales of purchased mortgage servicing rights represent the difference between the sales proceeds and the related capitalized purchased mortgage servicing rights.

                            CRESCENT BANKING COMPANY

Accounts Receivable-Brokers and Escrow Agents

   Accounts receivable-brokers and escrow agents represent amounts due from mortgage loan servicers in settlement of mortgage loan servicing fees and mortgage loan servicing rights sold. These are noninterest-bearing receivables and are generally collected within thirty days.

Premises and Equipment

   Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

   Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Transfers of Financial Assets

   Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Drafts Payable

   Drafts payable represent the amount of mortgage loans held for sale that have been closed by the Company, but for which the cash has not yet been disbursed. The Company disburses the cash funds when the loan proceeds checks are presented for payment.

Gestation Fee Income

   The Company uses gestation repurchase agreements to facilitate the sales of mortgage loans to security brokers. Gestation fee income, which is recognized as earned, represents the spread between the gestation fee (which is based on the loan's coupon rate) received on the mortgage loan and the fee charged by the security broker during the gestation period.

Mortgage Servicing Fees and Expenses

   Mortgage servicing fees are based on a contractual percentage of the unpaid principal balance of the loans serviced and are recorded as income when received. Mortgage servicing costs are charged to expense when incurred.

                            CRESCENT BANKING COMPANY

Income Taxes

   Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Derivatives

   The Company incurs interest rate risk as a result of market movements between the time commitments to purchase mortgage loans are made and the time the loans are closed. Accordingly, commitments to purchase loans will be covered either by a mandatory sale into the secondary market or by the purchase of an option to deliver to the secondary market a mortgage-backed security. The mandatory sale commitment is fulfilled with loans closed by the Company or through "pairing off" the commitment. Under certain conditions the Company achieves best execution by pairing off the commitment to sell closed loans and fulfilling that commitment with loans purchased by the Company through a secondary market. The Company considers the cost of the hedge to be part of the cost of the Company's servicing rights, and therefore the hedge is accounted for as part of the cost of the Company's servicing portfolio. As a result, any gain or loss on the hedge decreases or increases, as appropriate, the cost basis of the servicing portfolio.

Stock Compensation Plans

   Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. As prescribed by Opinion No. 25, no compensation cost is recognized for stock options issued under the Company's stock option plans that have no intrinsic value at grant date. Compensation cost is recognized for stock options which do have intrinsic value at the grant date. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

   Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

                            CRESCENT BANKING COMPANY

Recent Developments

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows:
(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign corporation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. As of December 31, 2000, unrealized losses, net of tax, associated with the Company's $69 million of mandatory future commitments that would be reported as a reduction of other comprehensive income under SFAS No. 133 was approximately $95,000.

NOTE 2. SECURITIES

   The amortized cost and fair value of securities are summarized as follows:

                                              Gross       Gross
                                 Amortized  Unrealized Unrealized      Fair
                                   Cost       Gains      Losses        Value
                                ----------- ---------- -----------  -----------
Securities Available-for-Sale
  December 31, 2000:
    U.S. Government and agency
     securities................ $11,766,361   $7,230   $(1,471,605) $10,301,986
    State and municipal
     securities................     345,000    1,865           --       346,865
    Equity securities..........     165,975      --            --       165,975
    Restricted equity
     securities................   1,362,500      --            --     1,362,500
                                -----------   ------   -----------  -----------
                                $13,639,836   $9,095   $(1,471,605) $12,177,326
                                ===========   ======   ===========  ===========
  December 31, 1999:
    U.S. Government and agency
     securities................ $11,114,021   $  --    $(1,498,038) $ 9,615,983
    State and municipal
     securities................     345,000      283           --       345,283
    Equity securities..........     165,975      --            --       165,975
    Restricted equity
     securities................     624,500      --            --       624,500
                                -----------   ------   -----------  -----------
                                $12,249,496   $  283   $(1,498,038) $10,751,741
                                ===========   ======   ===========  ===========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                                                Gross      Gross
                                   Amortized  Unrealized Unrealized    Fair
                                      Cost      Gains      Losses     Value
                                   ---------- ---------- ---------- ----------
   Securities Held-to-Maturity
     December 31, 2000:
      U.S. Government and agency
       securities................. $2,559,848  $15,459    $(73,967) $2,501,340
                                   ==========  =======    ========  ==========
     December 31, 1999:
      U.S. Government and agency
       securities................. $1,000,000  $   --     $    --   $1,000,000
                                   ==========  =======    ========  ==========

   Securities with a carrying value of $5,692,000 and $2,834,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

   The amortized cost and fair value of debt securities as of December 31, 2000 by contractual maturity are shown below.

                                  Securities Available-   Securities Held-to-
                                        for-Sale               Maturity
                                 ----------------------- ---------------------
                                  Amortized     Fair     Amortized     Fair
                                    Cost        Value       Cost      Value
                                 ----------- ----------- ---------- ----------
   Due from one to five years... $ 2,839,076 $ 2,844,807 $      --  $      --
   Due from five to ten years...         --          --   1,000,000  1,000,000
   Due after ten years..........   9,272,285   7,804,044  1,559,848  1,501,340
                                 ----------- ----------- ---------- ----------
                                 $12,111,361 $10,648,851 $2,559,848 $2,501,340
                                 =========== =========== ========== ==========

   Gross gains and losses on sales of securities available-for-sale consist of the following:

                                                               Years Ended
                                                              December 31,
                                                           --------------------
                                                           2000  1999     1998
                                                           ---- -------  ------
   Gross gains............................................ $--  $    --  $2,850
   Gross losses...........................................  --   (2,527)    --
                                                           ---- -------  ------
   Net realized gains (losses)............................ $--  $(2,527) $2,850
                                                           ==== =======  ======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

   The composition of loans is summarized as follows:

                                                           December 31,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
   Commercial........................................ $11,561,000  $ 9,474,000
   Real estate--construction and land development....  29,326,000   15,914,000
   Real estate--mortgage.............................  41,009,000   21,311,000
   Consumer instalment and other.....................  11,015,487    7,378,286
                                                      -----------  -----------
                                                       92,911,487   54,077,286
   Allowance for loan losses.........................  (1,350,774)    (864,689)
                                                      -----------  -----------
   Loans, net........................................ $91,560,713  $53,212,597
                                                      ===========  ===========

   Changes in the allowance for loan losses are as follows:

                                                 Years Ended December 31,
                                               ------------------------------
                                                  2000       1999      1998
                                               ----------  --------  --------
   Balance, beginning of year................. $  864,689  $699,020  $514,634
     Provision for loan losses................    500,000   190,000   153,000
     Loans charged off........................    (96,815)  (26,103)  (32,168)
     Recoveries of loans previously charged
      off.....................................     82,900     1,772    63,554
                                               ----------  --------  --------
   Balance, end of year....................... $1,350,774  $864,689  $699,020
                                               ==========  ========  ========

   The total recorded investment in impaired loans was $92,502 and $36,316 at December 31, 2000 and 1999, respectively. There were no loans that had related allowances for loan losses determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans for 2000, 1999 and 1998 was $76,392, $38,258 and $34,486, respectively. Interest income on impaired loans recognized for cash payments received was not material for the years ended 2000, 1999 and 1998, respectively.

   In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2000 are as follows:

   Balance, beginning of year....................................... $2,950,190
     Advances.......................................................    463,770
     Repayments.....................................................   (316,460)
                                                                     ----------
   Balance, end of year............................................. $3,097,500
                                                                     ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 4. PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                                            December 31,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
   Land............................................... $ 1,362,726  $   687,726
   Buildings and improvements.........................   3,346,078    3,346,498
   Equipment..........................................   4,837,834    4,311,990
                                                       -----------  -----------
                                                         9,546,638    8,346,214
   Accumulated depreciation...........................  (3,283,387)  (2,309,829)
                                                       -----------  -----------
                                                       $ 6,263,251  $ 6,036,385
                                                       ===========  ===========

NOTE 5. DEPOSIT INTANGIBLE

   In 1999, the Company acquired certain assets and all deposits of another financial institution's branch operations in Woodstock, Georgia. The premium paid for the deposits is reported in the balance sheet, net of amortization as a deposit intangible. The deposit intangible is being amortized over a period of ten years. The balance at December 31, 2000 and 1999 was $630,083 and $704,210, respectively. The amount amortized and charged to expense was $74,127 and $37,064 for the years ended December 31, 2000 and 1999, respectively.

NOTE 6. DEPOSITS

   The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2000 and 1999 was $35,381,102 and $17,542,304, respectively.
The total amount of brokered deposits at December 31, 2000 and 1999 was $6,738,801 and $1,386,000, respectively. The scheduled maturities of time deposits at December 31, 2000 are as follows:

   2001............................................................. $71,054,501
   2002.............................................................  17,871,600
   2003.............................................................   4,924,115
   2004.............................................................     987,390
   2005.............................................................   1,205,363
                                                                     -----------
                                                                     $96,042,969
                                                                     ===========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 7. OTHER BORROWINGS

   Other borrowings consist of the following:

                                                            December 31,
                                                       -----------------------
                                                          2000        1999
                                                       ----------- -----------
   $75,000,000 line of credit with interest at LIBOR
    plus 1.50% (8.1529% at December 31, 2000) due on
    demand, collateralized by first mortgage loans...  $42,165,219 $34,176,823
   $35,000,000 line of credit with interest at LIBOR
    plus .90% to 1.30% (7.957% at December 31, 2000),
    due on demand, collateralized by first mortgage
    loans............................................    8,731,637         --
   $36,000,000 line of credit with interest at the
    Federal Home Loan Daily Rate Credit plus .25%
    (4.80% at December 31, 1999), collateralized by
    first mortgage loans.............................          --    7,000,000
   Note payable from correspondent bank with interest
    at prime minus .50% (9.00% at December 31, 2000),
    due in ten equal annual instalments of $450,000,
    collateralized by the common stock of the Bank...    4,050,000   4,500,000
                                                       ----------- -----------
                                                       $54,946,856 $45,676,823
                                                       =========== ===========

   The $35,000,000 line of credit and the advance from correspondent bank have various covenants related to capital adequacy, allowance for loan losses and profitability of the Company and its subsidiaries. As of December 31, 2000, the Company was not in compliance with the profitability covenant. The Company has received a waiver of this covenant.

NOTE 8. LEASES

   The Bank leases certain of its branch facilities under various noncancelable operating leases. The initial terms range from one to seven years.

   CMS leases its facilities under various noncancelable operating leases. The initial lease terms range from three to five years.

   Rental expense under all operating leases amounted to $522,772, $506,491 and $334,896 for the years ended December 31, 2000, 1999 and 1998, respectively.

   Future minimum lease payments on noncancelable operating leases are summarized as follows:

   2001.............................................................. $  400,335
   2002..............................................................    411,595
   2003..............................................................    207,507
   2004..............................................................     41,069
                                                                      ----------
                                                                      $1,060,506
                                                                      ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 9. DEFERRED COMPENSATION PLAN

   In 1999, the Company adopted a deferred compensation plan providing for death and retirement benefits for its directors and executive officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the directors and executive officers. The balance of the policy cash surrender values included in the balance sheet at December 31, 2000 and 1999 was $3,444,236 and $2,101,068,
respectively. Income recognized on the policies amounted to $143,258 and $49,068 for the years ended December 31, 2000 and 1999, respectively. The balance of the deferred compensation included in other liabilities at December 31, 2000 and 1999 was $78,992 and $16,350, respectively. Expense recognized for deferred compensation amounted to $62,642 and $16,350 for the years ended December 31, 2000 and 1999, respectively.

NOTE 10. STOCK OPTIONS

   The Company had a non-qualified stock option plan for key employees (the "employee plan") and had reserved 25,333 shares of common stock. On December 21, 2000, the Company cancelled all remaining unexercised stock options and terminated the plan. Under the terms of the employee plan, cash awards could be paid to option holders which were designed to compensate the employee for the difference in the tax treatment between non-qualified options and incentive stock options. Options under the employee plan were granted at the estimated fair market value at the date of grant. The Company also has a non-qualified stock option plan for directors (the "director plan") and has reserved 88,400 shares of common stock. Options granted in 1998 under the director plan were granted at 105% of the estimated fair market value. Options granted in 2000 and 1999 under the director plan were granted at $8 per share. All options under these plans expire ten years from the date of grant. At December 31, 2000, 10,800 options were available to grant under the director plan. Other pertinent information related to the options follows:

                                       Years Ended December 31,
                         --------------------------------------------------------
                               2000               1999               1998
                         ------------------ ------------------ ------------------
                                  Weighted-          Weighted-          Weighted-
                                   Average            Average            Average
                                  Exercise           Exercise           Exercise
                         Number     Price   Number     Price   Number     Price
                         -------  --------- -------  --------- -------  ---------
Under option, beginning
 of year................ 146,200   $ 8.60   159,200   $ 7.79   115,200   $ 6.48
  Granted at market
   price................     --       --     13,000    12.46       --       --
  Granted at below
   market price.........   4,000     8.00     4,800     8.00       --       --
  Granted at above
   market price.........     --       --        --       --     48,000    11.02
  Exercised............. (53,599)    6.24   (30,800)    5.95    (4,000)    8.91
  Cancelled............. (19,001)   10.58       --       --        --       --
                         -------            -------            -------
Under option, end of
 year...................  77,600     9.72   146,200     8.60   159,200     7.79
                         =======            =======            =======
Exercisable, end of
 year...................  77,600     9.72   117,867     8.44   134,533     8.01
                         =======            =======            =======
Weighted-average fair
 value of options
 granted during the
 year................... $  7.54            $  2.48            $  3.75
                         =======            =======            =======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   Information pertaining to options outstanding at December 31, 2000 is as follows:

                         Options Outstanding         Options Exercisable
                   -------------------------------- ---------------------
                                Weighted-
                                 Average   Weighted             Weighted-
       Range of                 Remaining  Average               Average
       Exercise      Number    Contractual Exercise   Number    Exercise
        Prices     Outstanding    Life      Price   Exercisable   Price
     ------------  ----------- ----------- -------- ----------- ---------
     $8.00-$11.02    77,600      7 years    $9.72     77,600      $9.72
                     ======                           ======

   The Company applies Opinion 25 and related Interpretations in accounting for the stock option plans. The Company recognized compensation costs (benefits) of $(35,897), $214,721, and $344,731 under the employee plan for the years ended December 31, 2000, 1999 and 1998, respectively. The Company recognized compensation costs of $23,000, $48,000 and $ --, under the director plan for the years ended December 31, 2000, 1999 and 1998, respectively. Had compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

                                               Years Ended December 31,
                                          ------------------------------------
                                             2000         1999         1998
                                          ----------   ----------   ----------
     Net income             As reported   $1,044,219   $1,293,186   $3,086,964
                            Pro forma     $1,012,554   $1,439,136   $3,174,116
     Earnings per share     As reported   $     0.59   $     0.76   $     1.85
                            Pro forma     $     0.57   $     0.84   $     1.91
     Earnings per share--   As reported   $     0.57   $     0.71   $     1.80
      assuming dilution       Pro forma   $     0.55   $     0.79   $     1.85

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                         Years Ended
                                                        December 31,
                                                   -------------------------
                                                    2000     1999     1998
                                                   -------  -------  -------
   Dividend yield (as a percent of the fair value
    of the stock).................................    2.69%    1.28%    1.36%
   Expected life.................................. 5 years  5 years  5 years
   Expected volatility............................   50.60%    9.84%   34.14%
   Risk-free interest rate........................    6.23%    6.43%    5.12%

   The Company also has restricted stock plans for two of its key employees. The employees annually may earn shares of stock based on certain performance goals of the Company's mortgage operations. The stock grants vest ratably over a five year period after one year from the date of grant. At December 31, 2000, 35,074 shares of stock had been awarded under these plans, of which 9,194 have vested. Expense incurred under these plans amounted to $84,783, $45,079 and $6,289 for the years ended December 31, 2000, 1999 and 1998, respectively.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 11. INCOME TAXES

   The components of income tax expense are as follows:

                                                Years Ended December 31,
                                              -------------------------------
                                                2000       1999       1998
                                              ---------  --------  ----------
   Current................................... $ 762,219  $817,732  $1,909,360
   Deferred..................................  (287,921)  (97,991)    (94,368)
   Benefit of net operating loss
    carryforward.............................       --        --      (74,531)
                                              ---------  --------  ----------
     Income tax expense...................... $ 474,298  $719,741  $1,740,461
                                              =========  ========  ==========

   The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                          Years Ended December 31,
                            -----------------------------------------------------
                                  2000              1999              1998
                            ----------------- ---------------- ------------------
                             Amount   Percent  Amount  Percent   Amount   Percent
                            --------  ------- -------- ------- ---------- -------
   Income taxes at
    statutory rate......... $516,296     34%  $684,395    34%  $1,641,325    34%
   State income tax
    (benefit)..............  (33,180)    (2)    16,473     1       79,574     1
   Other items, net........   (8,818)    (1)    18,873     1       19,562     1
                            --------    ---   --------   ---   ----------   ---
     Income tax expense.... $474,298     31%  $719,741    36%  $1,740,461    36%
                            ========    ===   ========   ===   ==========   ===

   The components of deferred income taxes are as follows:

                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
   Deferred tax assets:
     Loan loss reserves................................ $  448,782  $  260,227
     Stock options.....................................     26,795     128,228
     Securities available-for-sale.....................    585,004     599,102
     Deferred compensation.............................     32,240       6,170
                                                        ----------  ----------
                                                         1,092,821     993,727
                                                        ----------  ----------
   Deferred tax liabilities:
     Purchased mortgage servicing rights...............  1,426,927   1,589,103
     Depreciation......................................    189,356     201,909
     Other.............................................      8,426       8,426
                                                        ----------  ----------
                                                         1,624,709   1,799,438
                                                        ----------  ----------
   Net deferred tax liabilities........................ $ (531,888) $ (805,711)
                                                        ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 12. EARNINGS PER SHARE

   Presented below is a summary of the components used to calculate basic and diluted earnings per share.

                                                   Years Ended December 31,
                                               --------------------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
   Basic Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,773,888  1,712,357  1,665,957
                                               ========== ========== ==========
     Net income..............................  $1,044,219 $1,293,186 $3,086,964
                                               ========== ========== ==========
     Basic earnings per share................  $     0.59 $     0.76 $     1.85
                                               ========== ========== ==========
   Diluted Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,773,888  1,712,357  1,665,957
     Net effect of the assumed exercise of
      stock options based on the treasury
      stock method using average market
      prices for the year....................      61,562    102,171     53,691
                                               ---------- ---------- ----------
     Total weighted average common shares and
      common stock equivalents outstanding...   1,835,450  1,814,528  1,719,648
                                               ========== ========== ==========
     Net income..............................  $1,044,219 $1,293,186 $3,086,964
                                               ========== ========== ==========
     Diluted earnings per share..............  $     0.57 $     0.71 $     1.80
                                               ========== ========== ==========

NOTE 13. MORTGAGE LOAN SERVICING

   Mortgage loans serviced for others are not reflected in the financial statements. The Company is obligated to service the unpaid principal balances of these loans, which approximated $325 million as of December 31, 2000. The Company pays a third party subcontractor to perform servicing and escrow functions with respect to loans sold with retained servicing. During 2000, substantially all of the Company's mortgage lending and servicing activity was concentrated within the eastern half of the United States. Also, the servicing portfolio was comprised principally of mortgage loans serviced on behalf of the Federal Home Loan Mortgage Corporation.

   At December 31, 2000, the Company had errors and omissions insurance and fidelity bond insurance coverage in force of $2,000,000 and $3,000,000, respectively.

NOTE 14. COMMITMENTS AND CONTINGENCIES

   The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, mortgage loans in process of origination (the pipeline), mandatory and optional forward commitments, and other hedging instruments. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES conditional obligations as it does for on-balance sheet financial instruments. A summary of these commitments is as follows:

                                                           2000        1999
                                                        ----------- -----------
   Commitments to extend credit........................ $16,849,749 $11,428,000
   Standby letters of credit...........................   1,303,778     691,550
                                                        ----------- -----------
                                                        $18,153,527 $12,119,550
                                                        =========== ===========

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

   In addition to the mortgage loans held for sale on the balance sheet, the Company's mortgage loan pipeline at December 31, 2000 totaled approximately $287 million. The Company's exposure to credit loss in the event of nonperformance by another party to the mortgage is represented by the principal balance of loans for which the Company has offered to extend credit. The pipeline consists of approximately $121 million in mortgage loans for which the Company has interest rate risk. The remaining $166 million of mortgage loans are not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of (1) loans under contract to be placed with a private investor through a "best efforts" agreement, whereby the investor purchases the loans from the Company at the contractual loan rate, (2) loans with floating interest rates which close at the current market rate, and (3) loans where the original fixed interest rate commitment has expired and will reprice at the current market rate. The Company funds approximately fifty percent of its mortgage pipeline every month. At December 31, 2000, the Company had the ability to sell up to $120 million in mortgage loans to security brokers without recourse under gestation repurchase agreements. Under these agreements, the Company sells mortgage loans and simultaneously assigns the related forward sale commitments to the security broker. The Company continues to receive fee income from the security broker until the loan is delivered into the forward commitment.

   At December 31, 2000, the Company had approximately $69 million of mandatory commitments for the mortgage pipeline. In addition, the Company had mandatory commitments for all mortgage loans held for sale at December 31, 2000.

   In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 15. CONCENTRATIONS OF CREDIT

   The Company originates primarily commercial, residential, and consumer loans to customers in Pickens County and surrounding areas as well as mortgage loans in the eastern half of the United States. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   Seventy-six percent of the Company's loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

   The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $3,066,000.

NOTE 16. REGULATORY MATTERS

   The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2000, approximately $453,000 of retained earnings were available for dividend declaration without regulatory approval.

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

   As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company and Bank's actual capital amounts and ratios are presented in the following table.

                                                                   To Be Well
                                                                   Capitalized
                                                                  Under Prompt
                                                     For Capital   Corrective
                                                      Adequacy       Action
                                        Actual        Purposes     Provisions
                                     -------------  ------------- -------------
                                     Amount  Ratio  Amount  Ratio Amount  Ratio
                                     ------- -----  ------- ----- ------- -----
                                              (Dollars in Thousands)
As of December 31, 2000:
  Total Capital to Risk Weighted
   Assets:
    Company......................... $17,286 10.35% $13,359    8% $   N/A  N/A
    Bank ........................... $14,720 10.94% $10,769    8% $13,462   10%
  Tier I Capital to Risk Weighted
   Assets:
    Company......................... $15,935  9.54% $ 6,680    4% $   N/A  N/A
    Bank ........................... $13,369  9.93% $ 5,385    4% $ 8,077    6%
  Tier I Capital to Average Assets:
    Company......................... $15,935  6.80% $ 9,380    4% $   N/A  N/A
    Bank ........................... $13,369  7.75% $ 6,899    4% $ 8,624    5%
As of December 31, 1999:
  Total Capital to Risk Weighted
   Assets:
    Company......................... $15,921 13.62% $ 9,349    8% $   N/A  N/A
    Bank............................ $14,033 14.80% $ 7,584    8% $ 9,480   10%
  Tier I Capital to Risk Weighted
   Assets:
    Company......................... $15,056 12.88% $ 4,675    4% $   N/A  N/A
    Bank............................ $13,168 13.89% $ 3,792    4% $ 5,688    6%
  Tier I Capital to Average Assets:
    Company......................... $15,056  9.10% $ 6,620    4% $   N/A  N/A
    Bank............................ $13,168  9.91% $ 5,318    4% $ 6,647    5%

   CMS is also subject to the net worth requirement of the Government National Mortgage Corporation ("Ginnie Mae"), of which CMS is an approved issuer of securitized mortgage-backed securities pools. As of December 31, 2000, CMS met the Ginnie Mae net worth requirement.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds
Sold:

   The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair value.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Securities:

   Fair values for securities are based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximate their fair values.

Loans:

   For mortgage loans held for sale and variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values.

Purchased Mortgage Servicing Rights:

   Fair values for purchased mortgage servicing rights are based upon independent appraisal.

Accounts Receivable--Brokers and Escrow Agents:

   The carrying amount of accounts receivable--brokers and escrow agents approximates its fair value.

Deposits and Drafts Payable:

   The carrying amounts of demand deposits, savings deposits, variable-rate certificates of deposit and drafts payable approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Federal Funds Purchased:

   The carrying amount of other borrowings and federal funds purchased approximates their fair value.

Accrued Interest:

   The carrying amounts of accrued interest approximate their fair values.

Mandatory Commitments:

   Fair values for mandatory commitments are based on quoted market prices.

Other Off-Balance Sheet Instruments:

   Fair values of the Company's other off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's other off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                December 31, 2000         December 31, 1999
                            ------------------------- -------------------------
                              Carrying       Fair       Carrying       Fair
                               Amount       Value        Amount       Value
                            ------------ ------------ ------------ ------------
Financial assets:
  Cash and due from banks,
   interest-bearing
   deposits in banks and
   federal funds sold...... $  7,319,501 $  7,319,501 $  5,747,082 $  5,747,082
  Securities available-for-
   sale....................   12,177,326   12,177,326   10,751,741   10,751,741
  Securities held-to-
   maturity................    2,559,848    2,501,340    1,000,000    1,000,000
  Mortgage loans held for
   sale....................  108,847,638  108,847,638   87,284,155   87,284,155
  Loans....................   91,560,713   92,916,812   53,212,597   53,717,183
  Accrued interest
   receivable..............    1,196,876    1,196,876      657,288      657,288
  Purchased mortgage
   servicing rights........    3,781,355    4,074,747    4,212,261    4,544,739
  Accounts receivable-
   brokers and escrow
   agents..................    3,753,749    3,753,749    3,107,498    3,107,498
  Mandatory commitments....          --           --           --       203,000

Financial liabilities:
  Deposits.................  162,168,443  162,028,684  110,306,653  110,897,296
  Drafts payable...........    6,261,741    6,261,741    2,765,182    2,765,182
  Other borrowings and
   federal funds
   purchased...............   54,946,856   54,946,856   45,786,823   45,786,823
  Accrued interest
   payable.................      565,203      565,203      522,138      522,138
  Mandatory commitments....          --       153,000          --           --

NOTE 18. SUPPLEMENTAL FINANCIAL DATA

   Components of other expenses in excess of 1% of total revenue are as follows:

                                                    Years Ended December 31,
                                                 ------------------------------
                                                   2000      1999       1998
                                                 -------- ---------- ----------
   Outside service fees........................  $917,947 $2,072,028 $2,136,555
   Subservicing expense........................   359,940    428,771    295,477
   Amortization of purchased mortgage servicing
    rights.....................................   744,700    967,172  1,216,200
   Business development........................   458,590    312,687    564,202
   Stationery and printing.....................   344,029    438,054    359,343
   Telephone...................................   485,114    574,780    442,831
   Courier service.............................   292,088    448,646    339,444

NOTE 19. SUPPLEMENTAL SEGMENT INFORMATION

   The Company has two reportable segments: commercial banking and mortgage banking. The commercial banking segment provides traditional banking services offered through the Bank. The mortgage banking segment provides mortgage loan origination and servicing offered through the Bank and CMS.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices.

   The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 2000          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  9,319,411 $  8,230,250  $     --   $ 17,549,661
   Interest expense........    3,529,307    5,429,595        --      8,958,902
   Net interest income.....    5,790,104    2,800,655        --      8,590,759
   Other revenue from
    external customers.....      863,313    8,127,959        --      8,991,272
   Depreciation and
    amortization...........      612,341    1,105,917        --      1,718,258
   Provision for loan
    losses.................      500,000          --         --        500,000
   Segment profit..........    1,332,501      370,397   (184,381)    1,518,517
   Segment assets..........  121,930,896  120,158,108        --    242,089,004
   Expenditures for
    premises and
    equipment..............    1,123,460       76,964        --      1,200,424

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 1999          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  6,018,461 $  9,131,244  $     --   $ 15,149,705
   Interest expense........    1,784,797    6,498,581        --      8,283,378
   Intersegment net
    interest income
    (expense)..............        5,924       (5,924)       --            --
   Net interest income.....    4,233,664    2,632,663        --      6,866,327
   Other revenue from
    external customers.....      488,308   14,092,102        --     14,580,410
   Depreciation and
    amortization...........      374,607    1,401,144        --      1,775,751
   Provision for loan
    losses.................      190,000          --         --        190,000
   Segment profit..........      821,961    1,599,010   (408,044)    2,012,927
   Segment assets..........   77,540,477   98,212,828        --    175,753,305
   Expenditures for
    premises and
    equipment..............    3,065,215      410,540        --      3,475,755

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage       All
   December 31, 1998          Banking      Banking       Other       Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  4,624,126 $  8,351,498  $     --   $ 12,975,624
   Interest expense........    1,415,648    4,673,621        --      6,089,269
   Intersegment net
    interest income
    (expense)..............       10,111      (10,111)       --            --
   Net interest income.....    3,208,478    3,677,877        --      6,886,355
   Other revenue from
    external customers.....      276,263   14,947,300        --     15,223,563
   Depreciation and
    amortization...........      249,693    1,442,321        --      1,692,014
   Provision for loan
    losses.................      153,000          --         --        153,000
   Segment profit..........      671,184    4,640,413   (484,172)    4,827,425
   Segment assets..........   59,204,350  140,040,111        --    199,244,461
   Expenditures for
    premises and
    equipment..............      641,775      923,854        --      1,565,629

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 20. PARENT COMPANY FINANCIAL INFORMATION

   The following information presents the condensed balance sheets, statements of income, and cash flows of Crescent Banking Company:

                            CONDENSED BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
   Assets
     Cash.............................................. $   489,475 $   450,783
     Investment in subsidiaries........................  18,972,868  18,946,373
     Other assets......................................     506,695     165,968
                                                        ----------- -----------
       Total assets.................................... $19,969,038 $19,563,124
                                                        =========== ===========
   Liabilities
     Other borrowings.................................. $ 4,050,000 $ 4,500,000
     Other.............................................     118,216     202,201
                                                        ----------- -----------
                                                          4,168,216   4,702,201
                                                        ----------- -----------
   Stockholders' equity................................  15,800,822  14,860,923
                                                        ----------- -----------
       Total liabilities and stockholders' equity...... $19,969,038 $19,563,124
                                                        =========== ===========

                         CONDENSED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------  ----------  ----------
   Income, dividends from subsidiary....... $1,268,507  $  568,931  $  273,267
   Expenses, other.........................    508,161     666,255     484,172
                                            ----------  ----------  ----------
     Income (loss) before income tax
      benefits and equity in undistributed
      income of subsidiaries...............    760,346     (97,324)   (210,905)
   Income tax benefits.....................   (278,524)   (255,608)   (179,101)
                                            ----------  ----------  ----------
     Income (loss) before equity in
      undistributed income of
      subsidiaries.........................  1,038,870     158,284     (31,804)
   Equity in undistributed income of
    subsidiaries...........................      5,349   1,134,902   3,118,768
                                            ----------  ----------  ----------
     Net income............................ $1,044,219  $1,293,186  $3,086,964
                                            ==========  ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                          ------------------------------------
                                             2000        1999         1998
                                          ----------  -----------  -----------
   OPERATING ACTIVITIES
     Net income.........................  $1,044,219  $ 1,293,186  $ 3,086,964
     Adjustments to reconcile net income
      to net cash provided by operating
      activities:
       Undistributed income of
        subsidiaries....................      (5,349)  (1,134,902)  (3,118,768)
       Restricted stock awards..........      84,783       45,079        6,289
       Increase (decrease) in stock
        options outstanding.............     (12,897)     262,721      344,731
       Other operating activities.......    (424,711)     (62,369)     (34,803)
                                          ----------  -----------  -----------
       Net cash provided by operating
        activities......................     686,045      403,715      284,413
                                          ----------  -----------  -----------
   INVESTING ACTIVITIES
     Investment in subsidiaries.........         --    (4,500,000)  (2,200,000)
                                          ----------  -----------  -----------
       Net cash used in investing
        activities......................         --    (4,500,000)  (2,200,000)
                                          ----------  -----------  -----------
   FINANCING ACTIVITIES
     Proceeds from (repayment of) other
      borrowings........................    (450,000)   4,500,000          --
     Dividends paid.....................    (531,902)    (400,473)    (273,267)
     Net proceeds from sale of common
      stock.............................         --           --     2,139,762
     Proceeds from exercise of stock
      options...........................     334,549      183,270       35,630
                                          ----------  -----------  -----------
       Net cash provided by (used in)
        financing activities............    (647,353)   4,282,797    1,902,125
                                          ----------  -----------  -----------
   Net increase (decrease) in cash......      38,692      186,512      (13,462)
   Cash at beginning of year............     450,783      264,271      277,733
                                          ----------  -----------  -----------
   Cash at end of year..................  $  489,475  $   450,783  $   264,271
                                          ==========  ===========  ===========

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   No dealer, salesperson, or any other person has been authorized by us to give any information or to make any representation in connection with this offering other than those contained in this prospectus, and, if given or made, you should not rely upon that information or representation.

   This prospectus does not constitute an offer to sell or a solicitation of an offer to buy our common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making that offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus and the related subscription agreement shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

   Until     , 2002, which is 90 days after the date of this prospectus, all dealers effecting transactions in our securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


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                           CRESCENT BANKING COMPANY

                                 Common Stock

                               Up to      Shares


                                 ------------

                                  PROSPECTUS

                                 ------------


                                      , 2001


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              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following sets forth Crescent Banking Company's (the "Company") estimated expenses in connection with the issuance and distribution of the shares of Common Stock offered by this Registration Statement.

   Registration Fee................................................... $  1,875
   Blue Sky Fees and Expenses.........................................    5,000
   Printing and Engraving.............................................   35,000
   Legal Fees and Expenses............................................   50,000
   Accountant's Fees and Expenses.....................................   10,000
   Miscellaneous......................................................    8,125
                                                                       --------
     Total............................................................ $110,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Article Nine of the Company's Amended and Restated Bylaws provides the following with respect to the indemnification of directors and officers of the
Company:

                                 "ARTICLE NINE

                                Indemnification

   Section 9.1. Certain Definitions. As used in this Article, the term:

     (a) "Corporation" includes any domestic or foreign predecessor entity of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

     (b) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Directors of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered a "director" for the purposes of this Article. A director is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

     (c) "Expenses" includes attorneys' fees.

     (d) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

     (e) "Officer" means an individual who is or was an officer of the Corporation or an individual who, while an officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Officers of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered an "officer" for the purposes of this Article. An officer is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

     (f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

     (g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     (h) "Reviewing Party" shall mean the person or persons making the entitlement determination pursuant to Section 9.4 of this Article, and shall not include a court making any determination under this Article or otherwise.

   Section 9.2. Basic Indemnification Arrangement.

     (a) To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director or officer, the Corporation shall indemnify the director or officer against reasonable expenses incurred in connection therewith. Except as provided in subsections 9.2(d) and 9.2(e) below, the Corporation shall in addition indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the beat interests of the Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (b) A person's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 9.2(a).

     (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 9.2(a).

     (d) The Corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the Corporation in which such person was adjudged liable to the Corporation, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit; unless in either case, and then only the extent that, a court of competent jurisdiction acting pursuant to
  Section 9.5 of this Article or Section 14-2-854 of the Georgia Business Corporation Code, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

     (e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Section 9.3. Advance for Expenses.

     (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if:

       (i) Such person furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection 9.2(a) above; and

       (ii) Such person furnishes the Corporation a written undertaking (meeting the qualifications set forth below in subsection 9.3(b)), executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Article or otherwise.

     (b) The undertaking required by subsection 9.3(a)(ii) above must be an unlimited general obligation of the proposed indemnitee but need not be secured and shall be accepted without reference to financial ability to make payment.

   Section 9.4 Authorization of and Determination of Entitlement to Indemnification.

     (a) The Corporation acknowledges that indemnification of a director or officer under Section 9.2 has been pre-authorized by the Corporation in the manner described in subsection 9.4(b) below. Nevertheless, the Corporation shall not indemnify a director or officer under Section 9.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 9.2(a); provided, however, that regardless of the result or absence of any such determination, and unless limited by the Articles of Incorporation of the Corporation, to the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, the Corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

     (b) The determination referred to in subsection 9.4(a) above shall made, at the election of the Board of Directors:

       (i) by the Board of Directors of the Corporation by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

       (ii) if a quorum cannot be obtained under subdivision (i), by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

       (iii) by special legal counsel:

         (1) selected by the Board of Directors or its committee in the manner prescribed in subdivision (i) or (ii); or

         (2) if a quorum of the Board of Directors cannot be obtained under subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

       (iv) by the shareholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

     (c) As acknowledged above, the Corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 9.2(a). Consequently, no further decision need or shall be made on a case-by-case basis as to the authorization of the Corporation's indemnification of directors and officers hereunder. Nevertheless, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 9.4(b) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 9.4(b)(iii) to select counsel.

     (d) The Reviewing Party acting pursuant to subsections 9.4(b) or 9.4(c) above shall act expeditiously and reasonably upon an application for indemnification or advancement of expenses, and shall cooperate in the procedural steps required to obtain court-ordered indemnification or advancement of expenses under Section 9.5 below.

   Section 9.5. Court-Ordered Indemnification and Advances for Expenses. Unless this Corporation's Articles of Incorporation provide otherwise, a director or officer who is party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. For purposes of this Article, the Corporation hereby consents to personal jurisdiction and venue in any court in which is pending a proceeding to which a director or officer is a party. Regardless of any determination by the Reviewing Party that the proposed indemnitee is not entitled to indemnification or advancement of expenses or as to the reasonableness of expenses, and regardless of any failure by the

Reviewing Party to make a determination as to such entitlement or the reasonableness of expenses, such court's review shall be a de novo review, and its determination shall be binding, on the questions of whether:

     (i) The applicant is entitled to mandatory indemnification under the final clause of subsection 9.4(a) above (in which case the Corporation shall pay the indemnitee's reasonable expenses incurred to obtain court-ordered indemnification);

     (ii) The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection 9.2(a) above or was adjudged liable as described in subsection 9.2(d) above (but if he was adjudged so liable, any court-ordered indemnification shall be limited to reasonable expenses incurred by the indemnitee, including reasonable expenses incurred to obtain court-ordered indemnification, unless the Articles of Incorporation of this Corporation or a Bylaw, contract or resolution approved or ratified by the shareholders pursuant to Section 9.7 provides otherwise); or

     (iii) In the case of advances for expenses, the applicant is entitled pursuant to the Articles of Incorporation, Bylaws or applicable resolution or agreement to payment for or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding (in which case the Corporation shall pay the applicant's reasonable expenses incurred to obtain court-ordered advancement of expenses).

   In any claim brought by the proposed indemnitee seeking court-ordered indemnification or advancement of expenses, the failure of the Reviewing Party to act in accordance with Section 9.4(d) may properly be considered by the court in assessing the expenses of the proposed indemnitee.

   Section 9.6. Indemnification of Employees and Agents. Unless this Corporation's Articles of Incorporation provide otherwise, the Corporation may indemnify and advance expenses under this Article to an employee or agent of the Corporation, Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation who is not a director or officer to the same extent as to a director or officer, or to any lesser extent (or greater extent if permitted by law), determined by the Board of Directors.

   Section 9.7. Shareholder Approved Indemnification.

     (a) If authorized by the Articles of Incorporation or a Bylaw, contract or resolution approved or ratified by the shareholders of the Corporation by a majority of the votes entitled to be cast, the Corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the Corporation, without regard to the limitations in other sections of this Article. The Corporation shall not indemnify a person under this Section
  9.7 for any liability incurred in a proceeding in which the person is adjudged liable to the Corporation or is subjected to injunctive relief in favor of the Corporation;

       (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation;

       (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

       (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

       (iv) for any transaction from which he received an improper personal benefit.

     (b) Where approved or authorized in the manner described in subsection 9.7(a) above, the Corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

       (i) the proposed indemnitee furnishes the Corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 9.7(a)(i)--(iv) above; and

       (ii) the proposed indemnitee furnishes the Corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

   Section 9.8. Liability Insurance. The Corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or was an employee or agent of the Corporation or who, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify him against the same liability under Section 9.2, Section 9.3 or Section 9.4 above.

   Section 9.9. Witness Fees. Nothing in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he s not been made a named defendant or respondent in the proceeding.

   Section 9.10. Report to Shareholders. If the Corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the Corporation, the Corporation shall report the indemnification or advance, in writing, to the shareholders with or before the tics of the next shareholders' meeting.

   Section 9.11. Security for Indemnification Obligations. The Corporation may at any time and in any manner, at the discretion of the Board of Directors, secure the Corporation's obligations to indemnify or advance expenses to a person pursuant to this Article.

   Section 9.12. No Duplication of Payments. The Corporation shall not be liable under this Article to make any payment to a person hereunder to the extent such person has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts otherwise payable hereunder.

   Section 9.13. Subrogation. In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

   Section 9.14. Contract Rights. The right to indemnification and advancement of expenses conferred hereunder to directors and officers shall be a contract right and shall not be affected adversely to any director or officer by any amendment of these Bylaws with respect to any action or inaction occurring prior to such amendment; provided, however, that this provision shall not confer upon any indemnitee or potential indemnitee (in his capacity an such) the right to consent or object to any subsequent amendment of these Bylaws.

   Section 9.15. Non-exclusivity, Etc. The rights of a director or officer hereunder shall be in addition to any other rights with respect to indemnification, advancement of expenses or otherwise that he may have under contract or the Georgia Business Corporation Code or otherwise.

   Section 9.16. Severability. To the extent that the provisions of this Article are held to be inconsistent with the provisions of Part 5 of Article 8 of the Georgia Business Corporation Code, such provisions of such Code shall govern. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted Bylaw."

Item 16. Exhibits.

 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  3.1    Amendment to the Articles of Incorporation.

  5.1    Form of Opinion of Alston & Bird LLP, including consent.

 10.1    1991 Substitute Stock Option Plan (Incorporated by reference from
          Exhibit 10.2 to the Company's Registration Statement on Form S-4 dated January 27, 1992, File No. 33-45254).

 10.2 1995 Stock Option Plan for Outside Directors (Incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form
          10-KSB for the year ended December 31, 1995).

 10.3    1993 Employee Stock Option Plan (Incorporated by reference from
          Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).

 10.4 Employment Agreement between Crescent Bank and Mr. Robert C. KenKnight dated as of May 1, 1997 (Incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the year ended
          December 31, 1997).

 10.5    Crescent Banking Company 2001 Non-Employee Director Stock Option Plan.

 10.6    Crescent Banking Company 2001 Long-Term Incentive Plan.

 10.7 Mortgage Loan Repurchase Agreement, dated as of May 1, 1996, by and between Crescent Mortgage Services, Inc. and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.), including related agreements.

 10.8 Mortgage Loan Custodial Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.).

 10.9 Mortgage Loan Purchase Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.) including
          First and Second Amendments thereto, dated July 31, 2000 and June 25,
          2001, respectively, and related documents.

 10.10   Mortgage Warehouse Loan and Security Agreement, dated as of December
          20, 1999, by and between Crescent Mortgage Services, Inc. and
          Colonial Bank.

 10.11   Warehouse Line of Credit, dated July 26, 1996, by and between Crescent
          Bank & Trust Company and Federal Home Loan Bank of Atlanta, including related documents.

 11.1    Statement Regarding Computation of Earnings per Share.

 23.1    Consent of Alston & Bird LLP (Included in Exhibit 5.1).

 23.2    Consent of Mauldin & Jenkins, LLC.

 24.1 Powers of Attorney (Included in the signature page on page II-9 hereof).

 99.1    Form of Subscription Agreement.

 99.2    Form of Letter to Shareholders.

 99.3    Form of Letter to Prospective Investors.

Item 17. Undertakings.

A. Rule 415 Offering

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sell securities, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

       (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any additional or changed material information on the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Subsequent Documents Incorporated By Reference

   The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Indemnification of Officers, Directors and Controlling Persons

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. Rule 430A

   The undersigned Registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jasper, state of Georgia, on October 24, 2001.

                                          Crescent Banking Company

                                             /s/ J. Donald Boggus, Jr.
                                          By: _________________________________
                                                   J. Donald Boggus, Jr.
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. DONALD BOGGUS, JR. and A. JAMES ELLIOTT, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposed as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               Name                                Title                        Date
               ----                                -----                        ----

    /s/ J. Donald Boggus, Jr.      President, Chief Executive Officer and October 24, 2001
_________________________________   Director
      J. Donald Boggus, Jr.

      /s/ Bonnie B. Boling         Chief Financial Officer                October 24, 2001
_________________________________
        Bonnie B. Boling

      /s/ A. James Elliott         Chairman of the Board of Directors     October 24, 2001
_________________________________
        A. James Elliott

      /s/ John S. Dean, Sr.        Director                               October 24, 2001
_________________________________
        John S. Dean, Sr.

       /s/ Michael W. Lowe         Director                               October 24, 2001
_________________________________
         Michael W. Lowe

      /s/ Charles Gehrmann         Director                               October 24, 2001
_________________________________
        Charles Gehrmann

      /s/ Charles B. Wynne         Director                               October 24, 2001
_________________________________
        Charles B. Wynne

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  3.1    Amendment to the Articles of Incorporation.

  5.1    Form of Opinion of Alston & Bird LLP, including consent.

 10.5    Crescent Banking Company 2001 Non-Employee Director Stock Option Plan.

 10.6    Crescent Banking Company 2001 Long-Term Incentive Plan.

 10.7 Mortgage Loan Repurchase Agreement, dated as of May 1, 1996, by and between Crescent Mortgage Services, Inc. and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.), including related agreements.

 10.8 Mortgage Loan Custodial Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.).

 10.9 Mortgage Loan Purchase Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.) including
          First and Second Amendments thereto, dated July 31, 2000 and June 25,
          2001, respectively, and related documents.

 10.10   Mortgage Warehouse Loan and Security Agreement, dated as of December
          20, 1999, by and between Crescent Mortgage Services, Inc. and
          Colonial Bank.

 10.11   Warehouse Line of Credit, dated July 26, 1996, by and between Crescent
          Bank & Trust Company and Federal Home Loan Bank of Atlanta, including related documents.

 11.1    Statement Regarding Computation of Earnings per Share.

 23.1    Consent of Alston & Bird LLP (Included in Exhibit 5.1).

 23.2    Consent of Mauldin & Jenkins, LLC.

 24.1 Powers of Attorney (Included in the signature page on page II-9 hereof).

 99.1    Form of Subscription Agreement.

 99.2    Form of Letter to Shareholders.

 99.3    Form of Letter to Prospective Investors.